EXHIBIT 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana Gold Inc." or the "Company") and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2018, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee").

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP has full and free access to the Audit Committee.

“Daniel Racine”                “Jason LeBlanc”

President and                Senior Vice President, Finance and
Chief Executive Officer             Chief Financial Officer

February 14, 2019

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, cash flows and changes in equity, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

"Deloitte LLP"

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 14, 2019

We have served as the Company's auditor since 1995.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated February 14, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"Deloitte LLP"

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

February 14, 2019

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars except for shares and per share amounts)	2018	2017 (Restated) (i)
Revenue (Note 7)	$1,798.5	$1,803.8
Cost of sales excluding depletion, depreciation and amortization (Note 8)	(1,010.0)	(1,042.4)
Gross margin excluding depletion, depreciation and amortization	$788.5	$761.4
Depletion, depreciation and amortization	(438.3)	(426.8)
Impairment of mining properties and goodwill, net (Note 12)	(149.0)	(256.9)
Mine operating earnings	$201.2	$77.7

Expenses
General and administrative	(91.8)	(113.6)
Exploration and evaluation	(13.0)	(21.2)
Share of earnings of associate (Note 23)	5.5	—
Other operating income (expenses), net (Note 10(a))	9.3	(23.6)
Impairment of non-operating mining properties (Note 12)	(153.0)	(99.6)
Operating loss	$(41.8)	$(180.3)
Finance costs (Note 11)	(137.4)	(110.8)
Other income (costs), net (Note 10(b))	2.5	(20.9)
Loss before taxes	$(176.7)	$(312.0)
Current income tax expense (Note 13)	(138.8)	(239.2)
Deferred income tax recovery (Note 13)	17.8	353.1
Income tax (expense) recovery	$(121.0)	$113.9
Net loss	$(297.7)	$(198.1)

Attributable to:
Yamana Gold Inc. equity holders	$(284.6)	$(188.5)
Non-controlling interests	(13.1)	(9.6)
Net loss	$(297.7)	$(198.1)

Loss per share attributable to Yamana Gold Inc. equity holders (Note 14)
Basic and diluted	$(0.30)	$(0.20)

Weighted average number of shares outstanding (in thousands) (Note 14)
Basic and diluted	949,030	948,187

(i)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2018	2017 (Restated) (i)
Net loss	$(297.7)	$(198.1)

Other comprehensive (loss) income, net of taxes
Items that may be reclassified subsequently to net earnings (loss):
Available-for-sale financial assets
- Reclassification adjustments related to available-for-sale financial assets	—	4.5
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges	(15.9)	5.9
- Reclassification of losses (gains) recorded in earnings	3.4	(0.3)
- Tax Impact on fair value of hedging instruments	(1.4)	1.3
- Time value of options contracts excluded from hedge relationship	5.4	(6.0)
	$(8.5)	$5.4
Items that will not be reclassified to net earnings (loss):
Changes in the fair value of equity investments at FVOCI	(1.0)	—
Re-measurement of employee benefit plan	(1.0)	1.3
Total other comprehensive (loss) income	$(10.5)	$6.7
Total comprehensive loss	$(308.2)	$(191.4)

Attributable to :
Yamana Gold Inc. equity holders	$(294.4)	$(182.8)
Non-controlling interests	(13.8)	(8.6)
Total comprehensive loss	$(308.2)	$(191.4)

(i)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2018	2017 (Restated) (i)
Operating activities
Loss before taxes	$(176.7)	$(312.0)
Adjustments to reconcile loss before taxes to net operating cash flows:
Depletion, depreciation and amortization	438.3	426.8
Share-based payments (Note 30)	5.3	12.6
Other (income) costs, net (Note 10(b))	(2.5)	20.9
Finance costs (Note 11)	137.4	110.8
Mark-to-market on financial assets and metal concentrates	17.6	(1.5)
Share of earnings of associate (Note 23)	(5.5)	—
Impairment of mineral properties, net (Note 12)	302.0	356.5
Amortization of deferred revenue on metal purchase agreements (Note 26)	(99.5)	(8.6)
Gain on asset disposals	(74.2)	—
Other non-cash expenses (recoveries) (Note 15(d))	50.4	(7.8)
Advanced payments received on metal purchase agreements	127.8	6.6
Decommissioning, restoration and similar liabilities paid (Note 28)	(5.3)	(4.6)
Other payments	(6.7)	(6.0)
Cash flows from operating activities before income taxes paid and net change in working capital	708.4	593.7
Income taxes paid	(40.8)	(19.0)
Payments made to Brazilian tax authorities (Note 13(e))	(101.3)	(76.7)
Cash flows from operating activities before net change in working capital	$566.3	$498.0
Net change in working capital (Note 15(b))	(162.1)	(14.0)
Cash flows from operating activities	$404.2	$484.0
Investing activities
Acquisition of property, plant and equipment	$(446.9)	$(607.5)
Net proceeds on disposal of subsidiaries and other assets	189.9	17.5
Acquisition of investments and other assets	(5.2)	—
Cash used in other investing activities	(67.4)	(54.2)
Cash flows used in investing activities	$(329.6)	$(644.2)
Financing activities
Dividends paid (Note 29(b))	$(19.0)	$(18.9)
Interest and other finance expenses paid	(80.1)	(103.8)
Financing costs paid on early note redemption (Note 11)	(14.7)	—
Proceeds from Brio Gold Inc. private placement and rights offering	—	71.5
Repayment of term loan and notes payable (Note 27)	(486.5)	(460.9)
Proceeds from term loan and notes payable (Note 27)	460.0	730.0
Proceeds from other financing activities	6.0	—
Cash flows (used in) from financing activities	$(134.3)	$217.9
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	3.0	0.1
(Decrease) Increase in cash and cash equivalents	$(56.7)	$57.8
Cash and cash equivalents, beginning of year	$148.9	$97.4
Cash and cash equivalents classified as held for sale, beginning of year	$6.3	$—
Cash and cash equivalents, end of year	$98.5	$155.2
Cash and cash equivalents reclassified as held for sale	$—	$(6.3)
Cash and cash equivalents, excluding amount classified as held for sale, end of year	$98.5	$148.9

(i)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

Supplementary cash flow information (Note 15).
The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In millions of US Dollars)	2018	2017 (Restated) (i)
Assets
Current assets:
Cash and cash equivalents (Note 15(c))	$98.5	$148.9
Trade and other receivables	24.3	38.6
Inventories (Note 18)	181.0	163.5
Other financial assets (Note 19)	7.4	13.2
Other assets (Note 20)	118.0	119.4
Assets held for sale (Note 6)	—	355.8
	$429.2	$839.4
Non-current assets:
Property, plant and equipment (Note 21)	6,696.4	7,153.2
Goodwill and other intangible assets (Note 22)	399.8	449.5
Investment in associate (Note 23)	146.0	—
Deferred tax assets (Note 13(b))	88.5	97.8
Other financial assets (Note 19)	18.9	26.1
Other assets (Note 20)	234.1	197.3
Total assets	$8,012.9	$8,763.3

Liabilities
Current liabilities:
Trade and other payables (Note 24)	$294.8	$345.4
Income taxes payable	32.5	91.8
Other financial liabilities (Note 25)	62.3	203.1
Other provisions and liabilities (Note 26)	106.8	56.7
Liabilities relating to assets held for sale (Note 6)	—	83.7
	$496.4	$780.7
Non-current liabilities:
Long-term debt (Note 27)	1,756.8	1,747.7
Decommissioning, restoration and similar liabilities (Note 28)	241.2	258.2
Deferred tax liabilities (Note 13(b))	1,129.3	1,147.1
Other financial liabilities (Note 25)	76.0	85.7
Other provisions and liabilities (Note 26)	289.2	296.6
Total liabilities	$3,988.9	$4,316.0

Equity
Share capital (Note 29)
Issued and outstanding 949,341,830 common shares (December 31, 2017 - 948,524,667 common shares)	$7,636.4	$7,633.7
Contributed surplus	20.4	18.0
Accumulated other comprehensive (loss) income	(16.9)	2.2
Deficit	(3,650.6)	(3,340.5)
Attributable to Yamana Gold Inc. equity holders	$3,989.3	$4,313.4
Non-controlling interests (Note 31)	34.7	133.9
Total equity	$4,024.0	$4,447.3
Total liabilities and equity	$8,012.9	$8,763.3

(i)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

Commitments and contingencies (Notes 21, 34 and 35).
The accompanying notes are an integral part of the Consolidated Financial Statements
Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	Share capital	Contributed surplus (i)	Accumulated other comprehensive (loss) income (i)	Deficit	Attributable to Yamana equity holders	Non- controlling interests	Total equity
Balance as at January 1, 2017 as previously reported	$7,630.5	$17.8	$(5.8)	$(3,130.3)	$4,512.2	$67.8	$4,580.0
Adjustment from adoption of IFRS 9 (Note 5)	$—	$—	$2.3	$(2.3)	$—	$—	$—
Restated balance as at January 1, 2017	$7,630.5	$17.8	$(3.5)	$(3,132.6)	$4,512.2	$67.8	$4,580.0
Total comprehensive loss
Net loss	—	—	—	(188.5)	(188.5)	(9.6)	(198.1)
Other comprehensive income, net of income tax	—	—	5.7	—	5.7	1.0	6.7
	$—	$—	$5.7	$(188.5)	$(182.8)	$(8.6)	$(191.4)
Transactions with owners
Offering of purchase rights of Brio Gold	—	—	—	—	$—	70.9	70.9
Issued on vesting of restricted share units (Note 29(a))	2.9	(2.9)	—	—	$—	—	—
Vesting restricted share units	—	3.1	—	—	$3.1	7.0	10.1
Restricted share units cancellation	—	—	—	—	$—	(3.2)	(3.2)
Dividend reinvestment plan (Note 29(a))	0.3	—	—	—	$0.3	—	0.3
Dividends (Note 29(b))	—	—	—	(19.4)	$(19.4)	—	(19.4)
Restated balance as at December 31, 2017	$7,633.7	$18.0	$2.2	$(3,340.5)	$4,313.4	$133.9	$4,447.3
Adjustments on initial application of:
IFRS 15 (Note 5)	—	—	—	(16.4)	(16.4)	—	(16.4)
IFRS 9 (Note 5)	—	—	(8.8)	8.8	—	—	—
Adjusted balance at January 1, 2018	7,633.7	18.0	(6.6)	(3,348.1)	4,297.0	133.9	4,430.9
Total comprehensive loss
Net loss	$—	$—	$—	$(284.6)	$(284.6)	$(13.1)	$(297.7)
Other comprehensive loss, net of income tax	$—	$—	$(9.8)	$—	$(9.8)	$(0.7)	$(10.5)
	—	—	(9.8)	(284.6)	(294.4)	(13.8)	(308.2)
Transactions with owners
Disposal of Brio Gold (Note 6)	—	—	—	—	—	(101.7)	(101.7)
Disposal of part interest in subsidiary (Note 31)	—	—	—	—	—	16.0	16.0
Issued on vesting of restricted share units (Note 29(a))	2.3	(2.3)	—	—	—	—	—
Vesting restricted share units	—	4.7	—	—	4.7	0.3	5.0
Dividend reinvestment plan (Note 29(a))	0.4	—	—	—	0.4	—	0.4
Dividends (Note 29(b))	—	—	—	(19.2)	(19.2)	—	(19.2)
Balance as at December 31, 2018	$7,636.4	$20.4	$(16.9)	$(3,650.6)	$3,989.3	$34.7	$4,024.0

(i)
In the current year the Company is presenting 'Contributed Surplus' and 'Accumulated Other Comprehensive (loss) income' as separate components of equity on the face of the Consolidated Statement of Changes in Equity. In the prior year these items were included in 'Reserves', with further detail provided in the accompanying notes to the Consolidated Financial Statements. This change has also resulted in a consequential change to the equity section of the Consolidated Balance Sheets.

The accompanying notes are an integral part of the Consolidated Financial Statements.

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YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and December 31, 2017
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The address of the Company’s registered office is 200 Bay Street, Suite 2200 Royal Bank Plaza, North Tower, Toronto, Ontario, M5J 2J3, Canada. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

These consolidated financial statements are comprised of the Company, its subsidiaries, and its 50% interest in the Canadian Malartic mine, which is accounted for as a joint operation ("Consolidated Financial Statements").

On May 24, 2018, the Company completed the disposal of its 53.6% controlling interest in Brio Gold Inc. ("Brio Gold") to Leagold Mining Corporation ("Leagold"). Pursuant to the terms of the sale, the Company received 20.5% of Leagold's issued and outstanding shares, which is accounted for as an investment in associate using the equity method. Refer to Note 6: Divestitures.

On June 26, 2018, the Company announced that the Cerro Moro mine in Argentina had achieved commercial production.

On October 25, 2018, the Company entered into a definitive purchase agreement to sell its 100% interest in the Gualcamayo mine in Argentina to Mineros S.A. ("Mineros"). Separately, the Company has agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa project, located in Chile, over an earn-in period of four years (subject to extension for certain unexpected contingencies) and then the remaining 49% interest pursuant to a call option. The sale of the Gualcamayo mine was completed on December 14, 2018. Refer to Note 6: Divestitures.

2.    BASIS OF PREPARATION AND PRESENTATION

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2018.

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period as explained in Note 3: Significant Accounting Policies. Additionally, these Consolidated Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The functional and presentation currencies of the Company and all its subsidiaries is the United States Dollar ("US Dollar"), and all values herein are rounded to the nearest million except where otherwise indicated.

The Consolidated Financial Statements were authorized for issuance by the Board of Directors of the Company on February 14, 2019.

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3.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these Consolidated Financial Statements are as follows:

(a)    Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The principal subsidiaries of the Company as at December 31, 2018 and 2017 were as follows:

			Interest
Legal Entity	Mine	Country of incorporation	2018	2017
Mineração Maracá Industria e Comércio S.A.	Chapada	Brazil	100%	100%
Minera Meridian Ltda.	El Peñón	Chile	100%	100%
Canadian Malartic Corporation - a joint operation (Note 3(b))	Canadian Malartic	Canada	50%	50%
Jacobina Mineração e Comércio Ltda.	Jacobina	Brazil	100%	100%
Estelar Resources Ltd.	Cerro Moro	Argentina	100%*	100%
Minera Florida Ltda.	Minera Florida	Chile	100%	100%
Minas Argentinas S.A. (Note 6)	Gualcamayo	Argentina	—%	100%
*Refer to discussion at Note 31: Non-controlling interests.

The Consolidated Financial Statements also include Yamana Gold Ontario in Canada; the Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), which holds the Jeronimo project in Chile; the Company's 100% interest in Minera Agua Rica Sucursal, which holds the Agua Rica project in Argentina; the Company's 53.6% interest in Brio Gold (up to May 24, 2018 (see Note 6: Divestitures)); and the Company's 20.5% interest in Leagold, which is accounted for using the equity method (see (b) below).

(b)	Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence. The Company concluded that it has significant influence over its investment in Leagold through the level of ownership of voting rights and representation on Leagold's board of directors.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investments in associates also include any long-term debt interests which, in substance, form part of the Company's net investment. The Company’s share of an associate's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings or losses of associates are recognized in net earnings during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to

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its recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings/loss in the period in which the reversal occurs.

(c) Joint Arrangement

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing the control. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. The Company's 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec (collectively "Canadian Malartic"), has been accounted for as a joint operation. The Company recognizes its direct right to the assets, liabilities, revenues and expenses of the joint operation and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

(d)	Non-controlling interests

Non-controlling interests in the Company's less than wholly-owned subsidiaries are classified as a separate component of equity. The Company recognizes non-controlling interests in an acquired entity, that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, either at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets or at fair value. This decision is made on an acquisition-by-acquisition basis.

Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(e)	Foreign Currency Translation

The functional and presentation currency of the Company and each of its subsidiaries, associate and joint operation is the US Dollar. In preparing the financial statements of the individual companies, transactions in currencies other than the Company’s functional currency ("foreign currencies") are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings (loss). Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company's consolidated statement of operations.

(f)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable

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assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition‑date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in earnings.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

(g)	Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units ("CGUs") expected to benefit from the synergies of the combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(h)	Impairment and Reversal of Impairment of Non-Current Assets

At each reporting date, the Company reviews the carrying amounts of its mining properties and plant and equipment at the CGU level to determine whether there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss (if any). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company's CGUs are its significant mine sites and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs of disposal ("FVLCD") and value in use ("VIU"). In the absence of market related comparative information, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill (if applicable) and related deferred income tax balances, net of the mine site decommissioning and restoration provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in the statement of operations in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment.

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At each reporting date an assessment is made to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of operations and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

(i)	Assets and Liabilities Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use.  The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of operations. Costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group, excluding finance costs and income tax expense. Non-current assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheet.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of operations.

(j)	Revenue Recognition

On January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The Company adopted IFRS 15 using the modified retrospective approach applied to those contracts that were not completed as of January 1, 2018. The cumulative effect of initially applying IFRS 15 has been recognized as an adjustment to the opening deficit at January 1, 2018. Revenue for the year ended December 31, 2018 is accounted for in accordance with the requirements of IFRS 15, while revenue for the year ended December 31, 2017, which was accounted for under the IFRS standards effective to December 31, 2017, has not been restated. The accounting policy below reflects the Company's accounting policy under IFRS 15; however, the only difference in the preparation of the 2017 numbers was that there was no interest recognized on the streaming arrangements.

The impact to the Company's Consolidated Financial Statements of adopting IFRS 15 is discussed in Note 5: Recent Accounting Pronouncements.

Gold and Silver
The Company sells gold and silver in bullion and doré form to customers, which are all major financial institutions.

Revenue is recognized when control of the gold or silver has transferred to the customer. For bullion sales, this is typically at the point in time when the bullion has been pledged to the customer in writing, which is often at the time it is credited to the metal account of the customer. For doré sales, this is typically at the point in time when the customer has received all required confirmations from the Company, which is at the time the doré is shipped from the mine. Following gold or silver being pledged to a customer or the shipment of doré, the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

Revenue is measured at the transaction price agreed under the contract and excludes any amounts collected on behalf of third parties. Payment of the transaction price is due immediately when the metal is transferred to the customer. A receivable is recognized when the metal is transferred

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to the customer, as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Metal Concentrate
The Company sells concentrate from its Chapada mine in Brazil. The concentrate is sold to independent smelting companies for extraction of the metal contents, which are predominantly copper, with small quantities of gold and silver.

Revenue from concentrate sales is recognized when control of the concentrate has transferred to the customer, which is typically upon loading of the concentrate onto the shipping vessel for shipment to the customer. At this point in time, the customer has the significant risks and rewards of ownership of the concentrate, and is committed to accept and pay for the concentrate. Although legal title does not pass until receipt of the first provisional payment, the fact that under the contract the customer has the right to process the concentrate as soon as it is received, indicates that the customer has obtained control of the concentrate prior to the transfer of title - i.e. the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the concentrate.

Concentrate sales include provisional pricing features whereby the price is provisional at the time of sale, with the final sales price based on the market price at a future specified date and the final physical attributes (i.e. quantity of contained metals) of the concentrate determined after further processing and assessment. The price adjustments associated with changes in market price and the physical attributes of the concentrate give rise to variability in the consideration the Company will receive from the customer. The variability associated with the change in market prices is accounted for separately as a derivative.

At the point in time that control of the concentrate transfers to the customer, the Company recognizes revenue and a receivable (the latter, because the Company has determined it has an unconditional right to the consideration). Revenue is measured at the amount the Company expects to be entitled to - being the estimate of the price expected to be received upon final invoice (at the end of the quotational period) using the most recently determined estimate of metal quantity and the estimated forward price. The receivable is measured at fair value through profit or loss, and is marked to market through earnings each period prior to final settlement. The period between provisional and final invoicing is typically 3 to 4 months. The Company presents changes in the fair value of the receivable arising from provisionally priced contracts in the revenue line in the consolidated statement of operations.

Streaming Arrangements and Advanced Metal Sales
From time to time, the Company enters into arrangements with customers pursuant to which, the Company receives consideration in advance of the delivery of metals.

Under advanced metal sales, the Company receives advanced consideration against the delivery of a fixed quantity of a specified metal over a specified period.

The Company has entered into the following advanced metal sales agreements:

•
On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019.

Under streaming arrangements, the Company receives advanced consideration against the delivery of a portion of future metal production referenced to the mine(s) of the Company specified in the contract. In addition to the advanced consideration, the Company may also receive a cash payment as metals are delivered to the customer.

The Company has entered into the following streaming arrangements:

•
On October 27, 2015 the Company entered into three metal purchase agreements with Sandstorm Gold Ltd ("Sandstorm") pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production related to Cerro Moro, Minera Florida and Chapada, copper production related to Chapada, and gold production related to Agua Rica. In addition to the advanced consideration, the Company receives cash payments equal to 30% of market price at the date of delivery.

•
On March 31, 2016, the Company entered into a copper purchase agreement with Altius Minerals Corporation ("Altius"), pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper related to the Company's

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Chapada mine in Brazil. In addition to the advanced consideration, the Company receives cash payments equal to 30% of the market price at the date of delivery.

The Company recognizes the advanced consideration as deferred revenue and recognizes the amounts in revenue as it satisfies its performance obligations to deliver metal to the customer over the life of the contract. In contracts for the delivery of gold or silver bullion, this is typically at the point in time when the metal is credited to the metal account of the customer. For copper sales, this is at the point in time when the copper, in the form of copper warrants, is delivered to the customer. Following the crediting of gold or silver to a customer’s metal account or the delivery of copper warrants, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the metal, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis. In advanced metal sales arrangements, this is over the fixed number of ounces specified in the contract. In streaming arrangements, the estimated total quantity of metal expected to be delivered to the customer over the term of the contract is used. Subsequent changes to expected deliveries result in an adjustment to revenue in the year of change to retroactively adjust for the new number of ounces or pounds expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statement of operations, unless capitalized to assets under construction in accordance with the Company’s policy on capitalized borrowing costs.

The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

Other Income
Other income arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the income can be measured reliably, on the following bases:

•	Interest is recognized using the effective interest method.

•	Royalties are recognized on an accrual basis in accordance with the substance of the agreement.

•	Dividends are recognized when the shareholder's right to receive payment is established.

(k)	Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 Financial Instruments ("IFRS 9"). Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below.

•
The Company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Therefore, comparative periods have been restated only for retrospective application of the cost of hedging approach for the time value of option contracts. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings (deficit) and reserves as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39 Financial Instruments: Recognition and Measurement.

•	The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

◦	The determination of the business model within which a financial asset is held.

◦	The designation and revocation of previous designations of certain financial assets and financial liabilities as measured at FVTPL.

◦	The designation of certain investments in equity instruments not held for trading as at FVOCI.

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•
Changes to hedge accounting policies have been applied prospectively except for the cost of hedging approach for the time value component of options, which has been applied retrospectively to hedging relationships that existed on or were designated after January 1, 2017.

•
All hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 at January 1, 2018 and are therefore regarded as continuing hedging relationships.

a.	Classification and Measurement of Financial Assets and Financial Liabilities

Financial Assets - Policy applicable from January 1, 2018
On initial recognition, a financial asset is classified as measured at: amortized cost, FVOCI, or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.
The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses (see b) below). Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. Refer to c) below for derivatives designated as hedging instruments.

Equity investments at FVOCI
These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Debt investments at FVOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

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Financial Assets - Policy applicable before January 1, 2018
The Company classified its financial assets into one of the following categories:

•	Loans and receivables;

•	Held to maturity;

•	Available for sale; and

•	At FVTPL, and within this category as held for trading; derivative hedging instruments; or designated as at FVTPL

The following accounting policies applied to the subsequent measurement of financial assets:

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss. Refer to c) below for derivatives designated as hedging instruments.
Held-to-maturity financial assets	Measured at amortized cost using the effective interest method.
Loans and receivables	Measured at amortized cost using the effective interest method.
Available-for-sale financial assets
Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserve. When these assets were derecognized, the gain or loss accumulated in equity was reclassified to profit or loss.

Financial Liabilities - Policy applicable before and from January 1, 2018
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. See (c) below for financial liabilities designated as hedging instruments.

b.	Impairment

Non-derivative financial assets

Policy applicable from January 1, 2018
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the counterparty's credit rating).

For trade receivables that are classified as financial assets at amortized cost, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Policy applicable before January 1, 2018
Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment. For an investment in an equity instrument, objective evidence of impairment included a significant or prolonged decline in its value below its cost.

c.	Derivative Instruments and Hedge Accounting
Policy applicable from January 1, 2018
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency operating expenses and capital expenditures.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions.

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Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.
Policy applicable before January 1, 2018
The policy applied in the comparative information presented for 2017 is similar to that applied for 2018.

(l)	Share-Based Payments

The Company accounts for all share-based payments, including share options, restricted share units, deferred share units and performance share units, to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. For the deferred share units, the fair value method requires that a mark-to-market adjustment be recorded at the end of each reporting period with the recovery or expense for the period recorded in other operating expenses. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

Equity instruments, including share-based payments, issued by subsidiaries that are not owned by the parent are non-controlling interests regardless of whether they are vested and of the exercise price (refer to Note 31: Non-Controlling Interests for additional details).

(m)	Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the Consolidated Statements of Operations except to the extent it relates to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the Consolidated Statements of Operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

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Deferred income tax is recognized based on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•	Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and

•	Investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains or losses relating to deferred income taxes are included in the deferred income tax expense in the Consolidated Statements of Operations.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n)	Inventories

Inventories consisting of product inventories, work-in-process (metal-in-circuit, gold-in-process, heap leach ore) and ore stockpiles are measured at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the prevailing prices at end of the period.

Work-in-process represents inventories that are currently in the process of being converted to a saleable product. The cost of production includes an appropriate proportion of depreciation, depletion and amortization and overhead. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company would be required to write-down the recorded value of its work-in-process inventories to net realizable value. Adjustments related to write-down of inventory are included in cost of sales.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down amount. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

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(o)	Property, Plant and Equipment

i.	Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized on a straight-line basis to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful life differs. Useful lives of building, plant and equipment items range from two to thirty years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 30 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated	N/A

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, which is the higher of the asset's fair value less costs of disposal or value in use, a provision for impairment is measured and recorded.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful lives of the assets or useful life of the component (e.g. major overhaul) of an asset. Repairs and maintenance expenditures are expensed as incurred.

ii.	Exploration, Evaluation Assets and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized materials contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not-project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, mineral reserve and mineral resource extension and infill drilling.

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Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•	Acquiring the rights to explore;

•
Establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

•	Determining the optimal methods of extraction and metallurgical and treatment processes;

•	Studies related to surveying, transportation and infrastructure requirements;

•	Permitting activities; and

•	Economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting mineral resource from the assets is demonstrated, which occurs when the activities are designated as a development project and advancement of the project is considered economically feasible. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and remain capitalized. Assessment for impairment is conducted before reclassification.

Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on a unit-of-production basis over the estimate of recoverable ounces. The depletable costs for the reporting period are the total depletable costs related to the ore body or component of the ore body in production multiplied by the number of ounces produced in the reporting period divided by the estimated recoverable ounces. The estimated recoverable ounces include proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted (which may include mineral resources in each of the measured, indicated and/or inferred mineral resources categories). The percentage of measured, indicated and/or inferred mineral resources, if any, included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a mine-by-mine basis using the current life of mine plan for each mine. Management assesses the estimated recoverable ounces used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that an impairment may be reversed. Costs related to areas of interest abandoned are written off when the decision of abandonment is made. Refer to (h) Impairment and Reversal of Impairment of Non-Current Assets for details of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

iii.	Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials in order to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

During the production phase of a mine, stripping is generally considered to create two distinct benefits: (i) the production of inventory and (ii) improved access to ore that is expected to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a “stripping activity asset,” if the following criteria are met: (a) future economic benefits (that is, improved access to the ore body for future extraction) are probable; (b) the component of the ore body for which access will be improved can be accurately identified; and (c) the costs associated with the improved access

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can be reliably measured.  If any of these criteria are not met, the production stripping costs are charged to profit or loss as operating costs as they are incurred.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs. If incidental operations occur at the same time as the production stripping activity, but are not necessary for the production stripping activity to continue as planned, these costs are not included in the cost of the stripping activity asset. If the costs of the inventory produced and the stripping activity asset are not separately identifiable, a production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. This production measure is calculated for the identified component of the ore body, which is based on the specific development phases determined when designing the development plan for the pit. This measure is then used as a benchmark to identify the extent to which the stripping activities have created a future benefit. The Company uses the expected volume of waste extracted for a volume of ore production compared with the actual volume extracted for such volume of ore production to calculate each component. The stripping activity asset is then accounted for as an addition to, or an enhancement of, the applicable mine asset, and is presented as part of “Mining properties” in the Company’s Consolidated Balance Sheets.

iv.	Assets Under Construction

Assets under construction are capitalized as 'Construction in Progress' until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to Construction in Progress. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

(p)	Decommissioning, Restoration and Similar Liabilities and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability that have not been reflected in the estimate of the expenditure. The unwinding of the discount is recognized as a finance expense.
Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. Reclamation obligations on the Company's mineral properties are recorded as decommissioning, restoration and similar liabilities. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations, or when a constructive obligation arises. The costs are estimated based on the Company’s mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations, or changes in legal or regulatory requirements), and are subject to review at regular intervals.
Decommissioning, restoration and similar liabilities are initially recorded with a corresponding increase to the carrying amounts of property, plant and equipment, with any subsequent changes to the liability accounted for as changes in the carrying amounts of the related property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

(q)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets. Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the lesser of mine life or estimated useful life of the intangible asset. The Company reviews the useful life, amortization method and carrying value on a regular basis.

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4.     CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. These assumptions, judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Management reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and future periods if the revision affects both current and future periods.
The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
Mineral Reserve and Mineral Resource Estimates
Key Sources of Estimation Uncertainty
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM ("LOM") plans, which are used for a number of important business and accounting purposes, including: determination of the useful life of property, plant and equipment and measurement of the depreciation expense, capitalization and amortization of stripping costs, exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability, and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets.
Estimated Recoverable Ounces
Key Sources of Estimation Uncertainty
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion of mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

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Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs
Critical Judgements in Applying Accounting Policies
Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.
Impairment of Mineral Properties and Goodwill
Critical Judgements in Applying Accounting Policies
When assessing whether any indications of impairment exist for mineral properties and goodwill, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indicators of the economic performance of the assets, historical exploration and operating results. Management identified indicators of impairment at Minera Florida, and indicators that a previously recognized impairment at Jacobina may no longer exist as of December 31, 2018. No impairment or impairment reversal indicators were identified as of December 31, 2017, except for the decision to sell Gualcamayo. Refer to Note 12: Impairment and Reversal of Impairment.
Key Sources of Estimation Uncertainty
In determining the recoverable amounts of the Company’s mining interests and goodwill, management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates. Significant changes in metal price forecasts, estimated future costs of production, capital expenditures, the amount of recoverable reserves, resources, and exploration potential, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.
During the year ended December 31, 2018, the Company recognized a net impairment loss of $302.0 million (2017: $356.5 million) in respect of the carrying amounts of certain mineral properties and goodwill. Refer Note 12: Impairment and Reversal of Impairment.
Deferral of Stripping Costs
Key Sources of Estimation Uncertainty
In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefits associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2018, the carrying amount of stripping costs capitalized and included in mining properties was $257.5 million (December 31, 2017: $355.6 million).
Decommissioning, Restoration and Similar Liabilities
Key Sources of Estimation Uncertainty
Given the nature of its operations, the Company incurs obligations to close, restore and rehabilitate its sites. Closure and rehabilitation activities are governed by a combination of legislative requirements and Company policies. The Company’s provision for decommissioning, restoration and similar liabilities represents management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

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Revenue Recognition: Application of Variable Consideration Constraint (applied from January 1, 2018)

Key Sources of Estimation Uncertainty

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis using the expected quantity of metal (ounces for gold and silver and pounds for copper) that will be delivered over the term of the contract, which is based on geological reports and the Company’s LOM plan at contract inception. As subsequent changes to the expected quantity of metal to be delivered triggers a retrospective adjustment to revenue, management is required to estimate the ounces or pounds to be included in the denominator that will be sufficient such that subsequent changes are not expected to result in a significant revenue reversal. Accordingly, management includes reserves and portion of resources, which management is reasonably confident are transferable to reserves, in the calculation. With this approach, the Company considers that it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue.
Deferred Revenue
Critical Judgements in Applying Accounting Policies
Significant judgements are required in determining the appropriate accounting treatment for metal transactions entered into by the Company. With respect to the streaming arrangements the Company has entered into with Sandstorm and Altius, management has determined that based on the agreements, Sandstorm and Altius assume significant business risk and rewards associated with the timing and amount of metals being delivered. As such, the deposits received from Sandstorm and Altius have been recorded as deferred revenue in the consolidated balance sheet. Additionally, the Company has determined that the transaction is not a financial liability as; based on the specific rights and obligations set out in the agreements, under no circumstances will the delivery obligations be satisfied with cash. Refer to Note 26: Other Provisions and Liabilities.
Joint arrangements

Critical Judgements in Applying Accounting Policies
Judgement is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgement, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.
Management evaluated its joint arrangement with Agnico Eagle Mines Limited, whereby both parties acquired 50.0% of the shares of Osisko (now Canadian Malartic) in accordance with the requirements in IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party; (ii) The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) If the selling price drops below cost, the joint operators are required to cover any obligations Canadian Malartic cannot satisfy.

Determination of Assets Held for Sale and Discontinued Operations
Critical Judgements in Applying Accounting Policies
Judgement is required in determining whether an asset or disposal group should be classified as held for sale. An asset or disposal group should be classified as held for sale when it is available for immediate sale in its present condition and its sale is highly probable. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.
At December 31, 2017, the Company concluded that the assets and liabilities of Gualcamayo and related Argentinian exploration properties ("Gualcamayo"), and certain exploration properties in Northern Ontario (the “Canadian Exploration Properties”) met the criteria for classification as held for sale. Accordingly, the assets and liabilities of each property, were presented separately in the Company's consolidated balance sheet under current assets and current liabilities, respectively at December 31, 2017. The sale of both properties was completed in 2018.

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Management also applies judgement to determine whether a component of the Company that either has been disposed of, or is classified as held for sale, meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. This determination applied to Gualcamayo in 2017, as it was a component of the Company. Given that the Company would continue to operate in Argentina after the disposal of Gualcamayo and following the analysis of quantitative factors, the Company concluded that Gualcamayo was not a separate major line of business or geographical area of operation, thus it was not considered to be a discontinued operation.
Income Taxes
Critical Judgements in Applying Accounting Policies
Interest and penalties related to income taxes: The determination of whether interest and penalties relating to income taxes are classified with income taxes and accounted for under IAS 12 Income Taxes or classified and accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires management to make certain judgements as to the substance of the amounts incurred. If an amount was based on taxable profit and therefore meets the definition of an income tax, it should be classified with income taxes or if it was based on another measure, such as compensation for the time value of money, it should be classified outside of income taxes. Based on an assessment of the specific facts and circumstances in which interest and penalties relating to the Company’s Brazilian tax liabilities were incurred, management determined that such interest and penalties are within the scope of IAS 12 because they are in substance, part of a larger tax assessment rather than resulting from delayed payment. The amounts are therefore, included in the tax expense line item in the Company’s consolidated statement of operations. For the year ended December 31, 2018, such interest and penalties included in tax expense were $35.8 million (2017: $62.6 million). Refer to Note 13: Income Taxes for further discussion on the Brazilian tax matters.
Key Sources of Estimation Uncertainty
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible, and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.
Contingencies
Key Sources of Estimation Uncertainty
Due to the size, nature and complexity of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that the Company’s estimates of the future resolution of these matters changes, the effects of the changes will be recognized in the Consolidated Financial Statements. Refer to Note 35: Contingencies for further discussion on contingencies.
Inventory Valuation
Key Sources of Estimation Uncertainty
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories
Further, in determining the net realizable value of ore in stockpiles, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write down of the carrying amounts of the Company’s work-in-process and ore in stockpiles inventory. During the year ended December 31, 2018, the Company recorded a write down of $13.8 million, as a result of the carrying amount of certain inventory exceeding net realizable value (2017: $11.2 million). Refer to Note 18: Inventories.

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Commencement of Commercial Production

Critical Judgements in Applying Accounting Policies
Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Recognition of revenue and the depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. A factor of 70% of planned output and/or design capacity measures was utilized in determining the appropriate timing. The Company determined that the Cerro Moro mine in Argentina was capable of operating at levels intended by management effective June 26, 2018.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

(a)    Application of New and Amended Standards and Interpretations

The Company has adopted the following new IFRSs and Interpretations that had an impact on these Consolidated Financial Statements:

i.	IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

On January 1, 2018, the Company adopted IFRS 15. IFRS 15 is based on the principle that revenue is recognized when control of a good or service is transferred to a customer. The Company adopted IFRS 15 using the modified retrospective approach applied to those contracts that were not completed as of January 1, 2018. The cumulative effect of initially applying IFRS 15 has been recognized as an adjustment to the opening deficit at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while prior period amounts have not been restated and continue to be reported under the accounting standards in effect for those periods.

The adoption of IFRS 15 did not have a significant impact on the Company's Consolidated Financial Statements, with the exception of adjustments to the metal streaming arrangements as discussed below, and the addition of new disclosures, which are included in Note 7: Revenue.

Under IFRS 15, where consideration is received in advance of the Company's performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company is required to determine whether the financing component is significant to the contract. The Company performed this assessment for its metal streaming arrangements with Sandstorm and Altius that existed at the date of initial application of IFRS 15, and determined that the financing component was significant to each of these arrangements.

Accordingly, in accounting for each of the arrangements under IFRS 15, the transaction price is increased by an imputed interest amount and a corresponding amount of interest expense recognized in each period. The Company recorded a net increase of $16.4 million to the opening deficit balance as of January 1, 2018 due to the cumulative impact of adopting IFRS 15, as a result of adjustments to the deferred revenue balances associated with the Company's metal streaming arrangements. The adjustments resulted from a change in draw down rates resulting from the adjustment to the transaction price to reflect the financing component.

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The impact of adoption of IFRS 15 on the Company’s consolidated statement of operations for the year ended December 31, 2018 and consolidated balance sheet as at December 31, 2018 was as follows:

Consolidated Statement of Operations (extract)

For the year ended December 31, 2018	As reported	Balances without adoption of IFRS 15	Effect of change
Revenue	$1,798.5	$1,784.7	$13.8
Gross margin excluding depletion, depreciation and amortization	$788.5	$774.7	$13.8
Mine operating earnings	$201.2	$187.4	$13.8

Finance costs	(137.4)	(121.4)	(16.0)

Net loss	$(297.7)	$(295.5)	$(2.2)

Consolidated Balance Sheet (extract)

As at December 31, 2018	As reported	Balances without adoption of IFRS 15	Effect of change
Liabilities
Current liabilities:
Other provisions and liabilities	$106.8	$104.5	$2.3

Non-current liabilities:
Other provisions and liabilities	$289.2	$272.8	$16.4
Total liabilities	$3,988.9	$4.0	$18.7

Equity
Deficit	$(3,650.6)	$(3,632.0)	$(18.6)
Total equity	$4,024.0	$4,042.6	$(18.6)
Total liabilities and equity	$8,012.9	$8,012.8	$0.1
The above changes are attributable to accounting for the financing component in the Company's streaming arrangements, as discussed above, and the financing component on the advanced copper purchase agreement entered into in January 2018. Refer to Note 26: Other Provisions and Liabilities.

i.	IFRS 9 Financial Instruments ("IFRS 9")
On January 1, 2018, the Company adopted IFRS 9 (2014). IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated with the exception of certain aspects of hedge accounting.

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The following summarizes the significant changes in IFRS 9 compared to IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"):

a.	Classification and Measurement of Financial Assets

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Management reviewed and assessed the Company’s existing financial assets as at January 1, 2018 based on the facts and circumstances that existed at that date and concluded that the initial application of IFRS 9 has had the following impact on the Company’s financial assets as regards their classification and measurement:

•	Financial assets measured at FVTPL under IAS 39 continue to be measured as such under IFRS 9;

•	Financial assets classified as Loans and Receivables under IAS 39 that were measured at amortized cost continue to be measured at amortized cost under IFRS 9;

•
Investments in equity securities that were classified as available-for-sale under IAS 39 have been classified at FVOCI, pursuant to the irrevocable election available in IFRS 9. Under IFRS 9, all realized and unrealized gains and losses are recognized permanently in OCI with no reclassification to profit or loss. Accordingly, impairment losses of $8.8 million on equity securities that the Company continued to own at January 1, 2018 that were previously recognized in profit or loss were reclassified from opening deficit to the fair value through OCI reserve on January 1, 2018.

b.	Impairment of Financial Assets

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the carrying amounts of the Company's financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

c.	Hedge Accounting

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

All of the Company’s existing hedging relationships that qualified for hedge accounting under IAS 39 were assessed upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. The Company also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 has enabled the Company to apply hedge accounting to copper derivative contracts, thus reducing the volatility of reported net income. These positions previously did not qualify for hedge accounting as component hedging was not permitted under IAS 39.

The Company enters into zero cost collars, which consist of a combination of purchased and written (sold) options to reduce the impact of the variability of the US Dollar amount of foreign currency denominated operating expenditures caused by changes in currency exchange rates. Under IAS 39, the Company separated the intrinsic value and time value of these contracts, designating only the change in intrinsic value as the hedging instrument. As a result, any variability in the intrinsic value was taken to OCI and any variability in the time value was taken to profit or loss. Under IFRS 9, the Company will continue to separate the intrinsic value and time value of these contracts, designating only the change in intrinsic value as the hedging instrument as allowed under the exception provided in IFRS 9. However, under IFRS 9, changes in time value are recognized in OCI as a cost of hedging rather than in profit or loss, resulting in a reduction in profit or loss volatility. Retrospective application of the cost of hedging approach resulted in a $6.0 million decrease to the unrealized loss on derivatives, included in Other Income (Costs), net in the Consolidated Statement of Operations, and a $6.0 million loss being recognized in OCI in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

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Refer to Note 3: Significant Accounting Policies for a description of the new accounting policies applied by the Company as a result of adoption of these new IFRS standards.

ii.	Adoption of Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Company also adopted other amendments to IFRSs, as well as the Interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration, which were effective for accounting periods beginning on or after January 1, 2018. The impact of adoption was not significant to the Company's Consolidated Financial Statements.

(b)	New and Revised IFRSs not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 16 Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16, which supersedes IAS 17 Leases (and related interpretations). IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments. IFRS 16 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases (off balance sheet) and finance leases (on balance sheet) are removed for lessee accounting, and are replaced by a model where a right-of-use asset and a corresponding liability are required to be recognized for all leases, with limited exceptions for short-term leases and leases of low value assets.

The Company is close to finalizing its implementation project. It is expected that the Company will record a material balance of lease assets and associated lease liabilities on the consolidated balance sheet at January 1, 2019. In addition to the recognition of additional assets and liabilities on the consolidated balance sheet, it is expected that the adoption of IFRS 16 will result in a decrease in lease expense and a corresponding increase in both depreciation expense and finance charges representing the unwind of the discount on the lease liability. The Company also expects cash flows from operating activities to increase under IFRS 16 as lease payments for substantially all leases will be recorded as financing outflows in the consolidated statement of cash flows as opposed to operating cash flows.

IFRS 16 is effective for the Company from January 1, 2019. The Company will adopt IFRS 16 using the modified retrospective approach, with the cumulative impact of applying IFRS 16 recognized at January 1, 2019. The Company does not intend to bring short-term leases (contracts of 12 months or fewer to run as at January 1, 2019, including reasonably certain options to extend) or low value leases on balance sheet. Costs for these items will continue to be expensed directly to the Consolidated Statement of Operations.

6.    DIVESTITURES

(a)	Gualcamayo and Related Argentinian Exploration Properties

As part of ongoing strategic and technical reviews of its asset portfolio, in December 2017 the Company committed to a formal plan to dispose of the Gualcamayo mine and related exploration properties in Argentina (“Gualcamayo”) and initiated an active program to sell Gualcamayo. As the sale was considered highly probable at December 31, 2017, the assets and liabilities of Gualcamayo were classified as assets and liabilities (a disposal group) held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Gualcamayo was re-measured to its recoverable amount, being its FVLCD, the estimate of which, was supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples. As a result, the Company recorded an impairment loss of $356.5 million in relation to Gualcamayo for the year ended December 31, 2017.

On October 25, 2018, the Company entered into a definitive purchase agreement to sell its 100% interest in Gualcamayo to Mineros S.A. ("Mineros") for consideration comprising: (i) $30.0 million in cash, payable at closing; (ii) An additional $30.0 million in cash upon declaration of commercial production of the Deep Carbonates project, which is an undeveloped mineral resource below the existing oxide gold mineralization at Gualcamayo; (iii) A 2% net smelter return royalty (“NSR”) at Gualcamayo on metal produced after the initial 396,000 ounces, capped at $50.0

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million (excluding products produced from the Deep Carbonates Project); and (iv) A 1.5% uncapped NSR on products produced from the Deep Carbonates project.

Separately, the Company also agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa project, located in Chile, over an earn-in period of four years (subject to extension for certain unexpected contingencies) and then the remaining 49% interest pursuant to a call option.

As the estimated consideration was lower than the carrying value of Gualcamayo, the Company recorded an impairment loss of $75.0 million in the period ended September 30, 2018.

The sale of the Gualcamayo mine was completed on December 14, 2018. Upon disposal of Gualcamayo on December 14, 2018, the Company recognized a $2.6 million gain, as calculated below.

Gualcamayo was presented in the "Other Mines" reportable operating segment.

(b)	Brio Gold

On May 24, 2018, the Company completed the sale of its 53.6% controlling interest in Brio Gold to Leagold Mining Corporation ("Leagold") and received total consideration of $147.6 million. The consideration was comprised of $140.5 million of Leagold common shares ("Leagold Shares"), representing approximately 20.5% of Leagold's issued and outstanding common shares at the closing date and $7.1 million of Leagold share purchase warrants, which entitle the Company to purchase one Leagold Share at a price of C$3.70 for a period of two years from May 24, 2018. The Leagold Shares were measured based on the 3-day volume weighted average trading price of Leagold Shares on the Toronto Stock Exchange ("TSX") as at May 23, 2018, and must be held for a minimum period of 12 months, subject to certain exceptions. The Leagold share purchase warrants were valued using the Black-Scholes option-pricing model.

During the first quarter of 2018, the Company concluded that the assets and liabilities of Brio Gold met the criteria for classification as a disposal group held for sale, and accordingly, the assets and liabilities of Brio Gold were presented separately in the Company's condensed consolidated interim balance sheet as at March 31, 2018 as current assets and current liabilities, respectively. The Company recorded an impairment loss upon initial classification as held for sale, and a further impairment loss at March 31, 2018 to write the carrying amount of the disposal group down to its fair value less costs to sell ("FVLCS") for a combined impairment write down of $181.0 million ($175.0 million net of tax) in the three months ended March 31, 2018. The FVLCS was estimated based on the consideration expected to be received in the sale transaction using the Leagold share price per the TSX on the dates of the respective write downs, a level 1 input per the fair value hierarchy.

Upon disposal of Brio Gold on May 24, 2018, the Company recognized a $32.0 million gain, as calculated below.

Brio Gold was presented in the "Other Mines" reportable operating segment.

(c)	Canadian Exploration Properties

On March 29, 2018, the Company completed the sale of certain jointly owned exploration properties of the Canadian Malartic Corporation (“CMC”) including the Kirkland Lake and Hammond Reef properties (the “Canadian Exploration Properties”) to Agnico Eagle Mines Limited (“Agnico”) for total cash consideration of $162.5 million. The Transaction was structured as a sale of assets by CMC (in which the Company holds a 50% indirect interest) pursuant to which Agnico acquired all of the Company's indirect 50% interest in the Canadian exploration assets of CMC.

At December 31, 2017, the sale was considered highly probable and accordingly, the assets and liabilities of the Canadian Exploration Properties were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. No impairment loss was recognized on reclassification to held for sale, as the FVLCD was higher than the carrying amount of the assets based on the sale price in the agreement. Upon sale, the Company recognized a gain of $39.0 million, which is included in other operating income (expenses), net in the consolidated statement of operations for the year ended December 31, 2018.

The Canadian Exploration Properties were presented in the Canadian Malartic reportable operating segment.

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The gains on disposal of Gualcamayo and Brio Gold were calculated as below:

	Brio Gold	Gualcamayo
Total consideration including working capital adjustments (net of transaction costs)	$146.1	$82.5
Net assets sold and derecognized:
Cash and cash equivalents	$5.4	$1.5
Trade and other receivables	1.4	7.5
Inventories	42.0	60.8
Other financial assets	1.5	0.8
Other assets	16.1	11.8
Property, plant and equipment (i)	337.7	67.9
Deferred tax assets	5.3	—
Goodwill and intangibles	—	1.4
Trade and other payables	(54.1)	(31.1)
Income taxes payable	(3.3)	—
Other financial liabilities	(19.4)	(1.3)
Other provisions and liabilities	(14.5)	(9.7)
Long-term debt	(73.0)	—
Decommissioning, restoration and similar liabilities	(34.2)	(29.7)
Net assets	$210.9	$79.9
Other comprehensive Income	4.9	—
Non-controlling interests (i)	(101.7)	—
Net assets attributable to Yamana	$114.1	$79.9
Gain on disposal (Note 10)	$32.0	$2.6

(i)	Balances have been reclassified during the period, reflecting an adjustment to balances previously reported in the Company's quarterly financial statements in 2018.

The gains on disposal are included in other operating income (expenses), net in the consolidated statement of operations for the year ended December 31, 2018.

7.     REVENUE

The Company has recognized the following amounts relating to revenue in the consolidated statements of operations:

For the years ended December 31,	2018	2017
Revenue from contracts with customers (a)	$1,805.3	$1,813.9
Revenue from other sources
Provisional pricing adjustments on concentrate sales	(6.8)	(10.1)
	$1,798.5	$1,803.8

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(a)	Disaggregation of Revenue from Contracts with Customers

The following table disaggregates revenue from contracts with customers by metal and source mine.
The table also includes a reconciliation of the disaggregated revenue from contracts with customers with disaggregated revenue reported in Note 33: Operating Segments.

For the year ended December 31, 2018	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other mines	Total
Gold	$142.1	$192.6	$444.0	$179.4	$102.6	$83.8	$213.1	$1,357.6
Silver	—	61.0	3.6	—	—	43.0	—	107.6
Copper	340.1	—	—	—	—	—	—	340.1
Total revenue from contracts with customers	$482.2	$253.6	$447.6	$179.4	$102.6	$126.8	$213.1	$1,805.3
Provisional pricing adjustments	(6.8)	—	—	—	—	—	—	(6.8)
Total revenue	$475.4	$253.6	$447.6	$179.4	$102.6	$126.8	$213.1	$1,798.5

For the year ended December 31, 2017	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other mines	Total
Gold	$138.7	$201.3	$399.9	$170.8	$115.0	$—	$407.4	$1,433.1
Silver	2.1	72.7	3.2	—	8.1	—	—	86.1
Copper	294.7	—	—	—	—	—	—	294.7
Total revenue from contracts with customers	$435.5	$274.0	$403.1	$170.8	$123.1	$—	$407.4	$1,813.9
Provisional pricing adjustments	(10.1)	—	—	—	—	—	—	(10.1)
Total revenue	$425.4	$274.0	$403.1	$170.8	$123.1	$—	$407.4	$1,803.8

(b) Transaction Price Allocated to the Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue amounts relating to the Company's streaming arrangements and advanced metal sales agreement that will be invoiced and recognized as revenue in future periods. The Company applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
At December 31, 2018 the aggregate amount of the revenue allocated to unsatisfied performance obligations was $280.6 million.
The Company expects to recognize approximately $68.5 million of this revenue over the next 12 months and the remainder (all relating to the streaming arrangements) over periods of 11 to 33 years.

8.     COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

For the years ended December 31,	2018	2017
Contractors and services	$316.0	$307.7
Employee compensation and benefits expenses (Note 9)	229.5	264.0
Repairs and maintenance	136.6	138.6
Power	62.4	66.6
Materials and supplies	286.8	293.0
Change in inventories, impact of foreign currency, royalties, sales taxes and other	(21.5)	(27.5)
Cost of sales excluding depletion, depreciation and amortization	$1,010.0	$1,042.4

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9.     EMPLOYEE COMPENSATION AND BENEFITS EXPENSES

For the years ended December 31,	2018	2017
Wages and salaries	$214.2	$242.5
Social security, pension and government-mandated programs (i)	96.7	101.9
Other benefits (ii)	15.4	18.9
Total employee compensation and benefits expenses	$326.3	$363.4
Less: expensed within general and administrative or exploration and evaluation expenses	(68.8)	(79.5)
Less: capitalized to property, plant and equipment	(28.1)	(19.9)
Employee compensation and benefit expenses included in cost of sales (Note 8)	$229.5	$264.0

(i)
Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $3.7 million (2017: $6.3 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2018, contributions of $7.9 million due in respect of the 2018 reporting period (2017: $9.1 million) had not been paid over to the plans but were paid subsequent to the end of the year.

(ii)	Included in Other benefits are share-based payment transactions as discussed in Note 30: Share-Based Payments.

10.    OTHER EXPENSES

(a) OTHER OPERATING (INCOME) EXPENSES, NET

For the years ended December 31,	2018	2017
Change in provisions (i)	$12.9	$(26.6)
Write-down of other assets	25.6	13.4
Gain on sale of subsidiaries (Note 6)	(73.7)	—
Business transaction costs	7.2	2.9
Gain on sale of other assets	(3.6)	(5.2)
Mark-to-market gain on deferred share compensation	—	(1.7)
Net mark-to-market loss on investments	9.8	2.5
Reorganization costs	10.1	4.8
Other expenses (ii)	2.3	33.5
Other operating (income) expenses, net	$(9.3)	$23.6

(i)	Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.

(ii)
In 2017, other expenses included $9.4 million related to standby costs incurred during El Peñón's suspension of operations associated with the collective bargaining negotiation, and $5.1 million due to business interruption costs at MRDM.

(b) OTHER (INCOME) COSTS, NET

For the years ended December 31,	2018	2017 (Restated) (i)
Finance income	$(2.6)	$(3.4)
Unrealized (gain) loss on derivatives	(9.4)	9.3
Net foreign exchange loss	9.5	15.0
Other (income) costs, net	$(2.5)	$20.9

(i)
The Company has initially applied IFRS 9 at January 1, 2018. Under the transition method chosen, comparative information has been restated for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

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11.    FINANCE COSTS

For the years ended December 31,	2018	2017 (ii)
Unwinding of discounts on provisions	$16.7	$20.4
Interest expense on long-term debt	75.6	72.7
Financing costs paid on early note redemption	14.7	—
Amortization of deferred financing, bank, financing fees and other (i)	30.4	17.7
Finance costs	$137.4	$110.8

(i)
Included in other finance costs for the year ended December 31, 2018 is $16.0 million of non-cash interest expense related to the financing component of deferred revenue contracts. Refer to Note 5: Recent Accounting Pronouncements.

(ii)
In the current year the Company has reclassified certain items that were previously included in Finance Costs to Other Costs. Comparative numbers have been updated to reflect the change in presentation in the current year.

12.    IMPAIRMENT AND REVERSAL OF IMPAIRMENT

Summary of impairments (reversals)

For the year ended December 31, 2018, the Company recorded net impairment losses of $302.0 million (2017: $356.5 million), as summarized in the following table:

	2018				2017
	Operating mining properties	Non-operating mining properties	Goodwill (i)	Total	Operating mining properties	Non-operating mining properties	Total
Brio Gold	$103.0	$78.0	$—	$181.0	$—	$—	$—
Gualcamayo	—	75.0	—	75.0	256.9	99.6	356.5
Jacobina	(150.0)	—	—	(150.0)	—	—	—
Minera Florida	151.0	—	—	151.0	—	—	—
Canadian Malartic	—	—	45.0	45.0	—	—	—
Net impairment loss	$104.0	$153.0	$45.0	$302.0	$256.9	$99.6	$356.5

(i)	The goodwill impairment pertains to Canadian Malartic and is included in the impairment of operating mines line in the consolidated statement of operations.

2018 Indicators of Impairment (Impairment Reversal)

In the fourth quarter of 2018, the Company reviewed its operating mine sites for indicators of impairment or impairment reversal and performed the annual goodwill impairment test. The Company observed an increase in the fair value less costs of disposal ("FVLCD") of the Jacobina mine in Brazil that resulted in a reversal of the impairment loss recorded in 2014, totalling $150.0 million. This reversal was offset by an impairment at Minera Florida of $151.0 million and a $45.0 million impairment of goodwill recorded on the acquisition of the Canadian Malartic mine. No indicators of impairment or impairment reversal were identified for the other operating mine sites.

Jacobina

The Company recorded an impairment of its Jacobina mine in 2014. The impairment was the result of the average processing rate declining to below 4,000 tonnes per day with life of mine plans contemplating a processing rate at less than 60% of capacity. Additionally, the mine experienced dilution controls issues resulting in lower than expected grades and higher costs leading to an impairment charge. Following several years of remediation plans, the Company considered the following factors to be an indicator of reversal of the previous impairment charge:

•	A significant increase in mineral reserves and mineral resources for 2018, which both extended the life of the mine and improved the life of mine models.

•	A second consecutive year of meaningful improvements, leading to a record production closer to long-term goal of 150,000 ounces per year.

•	A reduction in costs to expected levels benefiting from the higher production and continuous cost reduction initiatives.

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•
Milling rates in excess of 95% of plant capacity reaching a sustainable level, following plant optimization initiatives including the commissioning of the advanced control system in the third quarter, which enhanced plant stability. A modest investment in 2019 is expected to increase processing capacity further.

•	During the year, the Company developed underground areas and surface stockpiling, and achieved the goals of one month ahead of ready-to-blast tonnage and additional five months of ready to drill ore.

As a result, an assessment was performed for the Company's Jacobina CGU, and it was determined that the recoverable amount, representing the CGU’s FVLCD, exceeded the carrying amount. This resulted in a reversal of the impairment charge recorded in 2014, which was limited to the carrying amount of the Jacobina CGU that would have been determined had no impairment charge been recognized in prior years, net of depletion, depreciation and amortization charges.

Minera Florida

During 2018, the Minera Florida mine experienced lower production at higher than expected unit costs. As part of the Company’s annual process, in the fourth quarter of 2018 an updated life of mine (“LOM”)  plan was developed, the focus of which, was to right-size the operation at a sustainable production level (similar to the approach taken at El Peñón and Jacobina in the past). The focus of the new life of mine plan is to maximize operating margins and to advance mine development and mineral reserve delineation to deliver mine flexibility and scope for future potential production increases, driven by either throughput or grade.
The Company considered the decreased mine profitability resulting from the updated LOM plan and the impact of the LOM plan on the value of exploration potential and land interest; along with the anticipated disposal of certain exploration land holdings of the Minera Florida CGU not contiguous to the area of the mine, to be indicators of impairment.
As a result, an assessment was performed for the Company’s Minera Florida CGU, and it was determined that the carrying amount of the CGU exceeded its recoverable amount, representing the CGU’s FVLCD. This resulted in a non-cash accounting impairment of $151.0 million being recognized in the consolidated statement of operations.
The optimization of operations also prompted the review of a detailed plan for future exploration during the fourth quarter, both from a budget and a strategic perspective.  As the land holdings of the Minera Florida CGU are significant in size and breadth, rationalization of the portfolio presented the opportunity to save on the ongoing maintenance and licensing costs that are currently incurred. The value attributable to the land arose from a purchase price allocation associated with its acquisition.
Canadian Malartic

On June 16, 2014, the Company acquired a 50% interest in the Canadian Malartic mine. Goodwill of $427.6 million was recognized. As a result of the deferred income tax liability recognized in purchase accounting, an additional  "gross up" of the fair value of the acquired assets is required, which resulted in the recognition of goodwill. Goodwill is not amortized and may be impaired in future periods, pending the identification of additional mineral reserves and mineral resources. As goodwill is tested annually for impairment and not amortized, unless the mine as a CGU can continuously replenish mineral reserves and mineral resources, it may result in the gradual impairment of goodwill. As at December 31, 2018, the FVLCD of Canadian Malartic exceeded the mine's book value. However, the sum of the carrying value of the Canadian Malartic CGU and goodwill from its acquisition was deemed to be in excess of the FVLCD of the Canadian Malartic CGU by $45.0 million, due to the 2018 mineral depletion. The impairment represents approximately 10% of the total goodwill balance.

Other 2018 Impairments

Gualcamayo

The fair value of the consideration receivable in the transaction with Mineros (refer to Note 6: Divestitures), which was in line with more recent market valuations for comparable assets in Argentina, and reflective of the commodity price environment; was approximately $85.0 million. Accordingly, the Company recorded an impairment loss of $75.0 million in the period ended September 30, 2018 to write the carrying amount of the disposal group down to its FVLCS. The Company recognized a gain of $2.6 million upon closing of the sale on December 14, 2018. The gain resulted from movements in Gualcamayo's balance sheet, including taxes, prior to disposal.

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Brio Gold

During the first quarter of 2018, the assets and liabilities of Brio Gold were classified as assets and liabilities (a disposal group) held for sale (See Note 6: Divestitures). The Company recorded an impairment loss upon initial classification of Brio Gold as held for sale, and a further impairment loss at March 31, 2018 to write the carrying amount of the disposal group down to its FVLCS for a combined impairment write down of $181.0 million ($175.0 million net of tax) in the three months ended March 31, 2018. The FVLCS was estimated based on the consideration expected to be received in the sale transaction using the Leagold share price per the TSX on the dates of the respective write downs, a level 1 input per the fair value hierarchy.

2017 Indicators of Impairment

Gualcamayo

In the fourth quarter of 2017, the assets and liabilities of the Company's Gualcamayo mine were classified as assets and liabilities (a disposal group) held for sale (see Note 6: Divestitures). Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Gualcamayo was re-measured to its recoverable amount, being its FVLCD, the estimate of which, was supported by various sources including a formal bid received by the Company, external valuation reports and comparable trading company multiples. As a result, the Company recorded an impairment loss of $356.5 million in relation to Gualcamayo for the year ended December 31, 2017.

The Company continues to consider, on a regular basis, whether other indicators exist that suggest that the carrying values of its assets are impaired for accounting purposes. While the market capitalization relative to the carrying value of the Company’s assets is reviewed on a regular basis, it is not considered as the sole indicator of impairment. Given recent strategic developments the Company has achieved, and the volatility of the market reflecting the current economic sentiment, using the current share price as a sole determinant of fair value is not reasonable; however, the Company monitors the magnitude of the gap between the Company market capitalization and the asset carrying values. Although the Company's market capitalization as at December 31, 2018 was below the carrying value of the net assets, based on the impairment assessments, the Company has determined that only the impairments recognized in the year ended December 31, 2018 are required. The Company believes that its share price does not impact the Company’s ability to generate cash flows from its assets which support the net book values on a discounted cash flow basis.

Impairment Testing: Key Assumptions

The determination of FVLCD, with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•
Production volumes: In calculating the FVLCD, the production volumes incorporated into the cash flow models based on detailed life-of-mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proved and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.

•
Commodity prices: Forecast commodity prices are based on management’s estimates and are derived from forward price curves and long-term views of global supply and demand, building on past experience of the industry and consistent with external sources. Estimated long-term gold, silver and copper prices of $1,300 per ounce (2017: $1,300 per ounce), $19.00 per ounce (2017: $19.05 per ounce) and $3.00 per pound (2017: $3.00 per pound) respectively, have been used to estimate future revenues.

•
Discount rates: In calculating the FVLCD, a real post-tax discount rate of 4.50% (2017: 4.50%) based on the Company's weighted average cost of capital (“WACC”). The WACC used in the models is in real terms, consistent with the other assumptions in the models.

•
Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values. In the current year, there was a depreciation in the long-term rates of the local currencies in which the Company operates.

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Sensitivity Analysis

The Company has performed a sensitivity analysis to identify the impact of changes in long-term metal prices and operating costs which are key assumptions that impact the impairment calculations. The Company assumed a 1% change in the and a 1% change in exchange rate inputs while holding all other assumptions constant. Based on the results of the impairment testing performed, the CGU’s sensitivity to changes in these key assumptions appear below. Generally there is a direct correlation between metal prices and industry cost levels as a significant decline in metal prices will often be mitigated by a corresponding decline in industry operating input cost levels. The Company believes that adverse changes in metal price assumptions would impact certain other inputs in the life of mine plans which may offset, to a certain extent, the impact of these adverse exchange rate and metal price changes.

	Change in recoverable value from a 1% change in metal prices	Change in recoverable value from a 1% change in exchange rates
Jacobina	$25.5	$13.6
Minera Florida	$15.3	$10.2
Canadian Malartic	$40.8	$23.9

The model used to determine impairment is based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout future years with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the individual effect of each assumption.

Although these estimates are based on management's best knowledge of the amounts, events or actions, the actual results may differ from these estimates.

13.    INCOME TAXES

(a)	Income Tax Expense (Recovery)

For the years ended December 31,	2018	2017
Current tax expense (recovery)
Current tax expense in respect of the current year	$97.5	$86.2
Adjustment for prior periods	35.0	156.4
Impact of foreign exchange	3.8	(3.9)
Interest and penalties	2.5	0.5
	$138.8	$239.2

Deferred tax (recovery) expense
Deferred tax recovery recognized in the current year	$(158.4)	$(361.3)
Adjustment for prior periods	(7.5)	(5.5)
Impact of foreign exchange	148.1	13.7
	$(17.8)	$(353.1)
Total income tax expense (recovery)	$121.0	$(113.9)

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The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Consolidated Statements of Operations:

For the years ended December 31,	2018	2017 (Restated) (i)
Loss before income taxes	$(176.7)	$(312.0)
Canadian statutory tax rate (%)	26.5%	26.5%
Expected income tax recovery	(46.8)	(82.7)
Impact of higher foreign tax rates (ii)	20.0	(31.7)
Impact of change in enacted tax rates (iii), (iv)	(5.0)	(216.8)
Permanent differences	38.8	(20.7)
Unused tax losses and tax offsets not recognized in deferred tax assets	26.4	53.0
Tax effects of translation in foreign operations	(119.7)	(9.2)
True-up of tax provisions in respect of prior years and effects of Brazilian Tax Matters (Note 13(e))	27.5	150.7
Withholding taxes	8.7	10.8
Unrealized foreign exchange	151.9	9.9
Mining taxes on profit	14.3	14.5
Planned distribution of foreign earnings of the company	0.9	9.9
Other	4.0	(1.6)
Income tax expense (recovery)	$121.0	$(113.9)
Income tax expense (recovery) is represented by:
Current income tax expense	$138.8	$239.2
Deferred income tax recovery	(17.8)	(353.1)
Net income tax expense (recovery)	$121.0	$(113.9)

(i)
The Company has initially applied IFRS 9 at January 1, 2018. Under the transition method chosen, comparative information has been restated for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

(ii)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(iii)
In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning in 2017, the provincial rate has been decreasing by 0.1% per year, and over 4 years will decrease from 11.9% to 11.5% in 2020.

(iv)	On December 29, 2017 the Argentinian government enacted tax reform legislation, which reduces the corporate rate from 35% to 30% in 2018 with a further reduction to 25% starting in 2020.

(b)	Deferred Income Taxes

The following is the analysis of the deferred income tax assets (liabilities) presented in the Consolidated Balance Sheets:

As at December 31,	2018	2017
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$88.5	$97.8
Deferred income tax liabilities	(1,129.3)	(1,147.1)
	$(1,040.8)	$(1,049.3)

For the year ended December 31, 2018	Opening balance	Recognized in profit or loss	Recognized in OCI	Divestitures	Closing balance
Deductible temporary differences	$24.7	$(1.4)	$—	$(7.0)	$16.3
Amounts related to tax losses	133.7	(26.8)	—	(1.8)	105.1
Financing costs	2.6	84.8	—		87.4
Decommissioning, restoration and similar liabilities	15.8	(0.6)	—	(4.2)	11.0
Derivative liability	(1.4)	(6.6)	—	7.1	(0.9)
Property, plant and equipment	(1,226.0)	(30.9)	—	(3.4)	(1,260.3)
Other	1.3	(0.6)	—	(0.1)	0.6
Net deferred income tax liabilities	$(1,049.3)	$17.8	$—	$(9.3)	$(1,040.8)

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For the year ended December 31, 2017	Opening balance	Recognized in profit or loss	Recognized in OCI	Discontinued operations	Closing balance
Deductible temporary differences	$67.3	$(42.6)	$—	$—	$24.7
Amounts related to tax losses	76.7	66.0	—	(9.0)	133.7
Financing costs	23.8	(21.2)	—	—	2.6
Decommissioning, restoration and similar liabilities	16.0	(0.2)	—	—	15.8
Derivative liability	—	(2.8)	1.4	—	(1.4)
Property, plant and equipment	(1,578.0)	352.0	—	—	(1,226.0)
Unrealized foreign exchange losses	(4.6)	4.6	—	—	—
Available-for-sale securities	—	0.1	(0.1)	—	—
Other	4.1	(2.8)	—	—	1.3
Net deferred income tax liabilities	$(1,394.7)	$353.1	$1.3	$(9.0)	$(1,049.3)

A deferred income tax asset in the amount of $82.0 million has been recorded in Canada and $4.1 million in Argentina (2017: $82.1 million in Canada and $7.4 million in Brazil). The deferred income tax asset consists mainly of unused tax losses and deductible temporary differences which arose primarily from financing costs and general and administrative expenses. Projections of taxable profits from various sources were used to support the recognition of a portion of the losses. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the unused tax losses.

(c)	Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2018	2017
Deductible temporary differences (no expiry)	$63.1	$59.0
Tax losses	342.8	391.4
	$405.9	$450.4

Loss carry forwards at December 31, 2018 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2019	$—	$9.8	$—	$—	$—	$0.1	$9.9
2020	—	5.6	—	—	—	0.1	5.7
2021	—	16.8	—	—	—	—	16.8
2022	—	19.3	—	—	—	—	19.3
2023	—	34.8	—	—	—	—	34.8
2024 and onwards	401.9	144.9	—	—	—	5.7	552.5
Unlimited	1,120.9	3.3	302.0	129.4	—	—	1,555.6
	$1,522.8	$234.5	$302.0	$129.4	$—	$5.9	$2,194.6

(d)	Unrecognized Taxable Temporary Differences Associated with Investments and Interests in Subsidiaries

As at December 31, 2018, an aggregate temporary difference of $2.8 billion (2017: $3.0 billion) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

(e)	Brazilian Tax Matters

An income tax expense of $33.3 million incurred and payable at the end of the year, following an administrative interpretation of relevant tax legislation and approach by Brazilian tax authorities under that tax legislation in December. The expense was unexpected, not consistent with the Company's interpretations of the tax legislation and inconsistent with past practice. The Company has made the payment so as to avoid penalties and interest but in respect of which, the Company is pursuing its legal recourse and remedies.

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In the third quarter of 2017, the Company elected to participate in a program to settle all significant outstanding income tax assessments in Brazil and all income tax assessments relating to the Company’s Chapada mine.

The Company paid $76.7 million in the year ended December 31, 2017 and a lump sum of $68.0 million in the first quarter of 2018. The income tax expense associated with the tax matters has been recorded in the Consolidated Statement of Operations for the year ended December 31, 2017, and is the most significant component of the $150.7 million true-up of tax provisions in respect of prior years in the rate reconciliation.

14.    LOSS PER SHARE

Loss per share for the years ended December 31, 2018 and 2017 was calculated based on the following:

	2018	2017 (Restated) (i)
Attributable to Yamana Gold Inc. equity holders
Net loss	$(284.6)	$(188.5)

(i)
The Company has initially applied IFRS 9 at January 1, 2018. Under the transition method chosen, comparative information has been restated for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements.

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

The weighted average number of shares used in the calculation of loss per share for the years ended December 31 were based on the following:

	2018	2017
Weighted average number of common shares (in thousands) - basic	949,030	948,187
Weighted average number of dilutive share options (i)	—	—
Weighted average number of dilutive Restricted Share Units (i)	—	—
Weighted average number of common shares (in thousands) - diluted (i)	949,030	948,187

(i)
Effect of dilutive securities - the potential shares attributable to 954 share options (2017: 954 share options) and 1,356,779 restricted share units (2017: 636,774 restricted share units) were anti-dilutive for the years ended December 31, 2018 and December 31, 2017, respectively.

15.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the years ended December 31,	2018	2017
Interest capitalized to assets under construction (Note 21)	$8.3	$11.3
Issue of common shares on vesting of restricted share units (Note 29(a))	$2.3	$2.9

(b)    Net Change in Working Capital

For the years ended December 31,	2018	2017
Net (increase) decrease in:
Trade and other receivables	$1.7	$(0.2)
Inventories	(67.0)	(17.8)
Other assets	(28.0)	(35.1)
Net increase (decrease) in:
Trade and other payables	(39.9)	16.6
Other liabilities	(2.3)	13.8
Movement in above related to foreign exchange	(26.6)	8.7
Net change in working capital (i)	$(162.1)	$(14.0)

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(i)	Change in working capital is net of items related to Property, Plant and Equipment.

(c)	Cash and Cash Equivalents

As at December 31,	2018	2017
Cash at bank	$96.3	$146.7
Bank short-term deposits	2.2	2.2
Total cash and cash equivalents (i)	$98.5	$148.9

(i)	Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.

(d)    Other Non-Cash Expenses (Recoveries)

For the years ended December 31,	2018	2017
Write off of assets	$10.7	$16.4
Revaluation of employees' pension plan	14.3	3.9
Provision on indirect taxes	5.7	(10.8)
Legal expenses (recoveries)	8.8	(33.0)
Other expenses	10.9	15.7
Total non-cash expenses (recoveries)	$50.4	$(7.8)

(e)     Changes in Liabilities Arising from Financing Activities

	Changes from financing cash flows				Other changes
	Balance at January 1, 2018	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Other	Balance at December 31, 2018
Debt	$1,857.7	$460.0	$(486.5)	$—	$—	$—	$(72.5)	$1,758.7
Accrued interest (i)	0.6	—	—	(80.1)	75.6	8.3	(3.8)	0.6
	$1,858.3	$460.0	$(486.5)	$(80.1)	$75.6	$8.3	$(76.3)	$1,759.3

	Changes from financing cash flows				Other changes
	Balance at January 1, 2017	Debt issued	Debt repayments	Interest paid	Interest expense	Capitalized interest	Other	Balance at December 31, 2017
Debt	$1,592.4	$730.0	$(460.9)	$—	$—	$—	$(3.8)	$1,857.7
Accrued interest (i)	0.8	—	—	(103.8)	72.7	11.3	19.6	0.6
	$1,593.2	$730.0	$(460.9)	$(103.8)	$72.7	$11.3	$15.8	$1,858.3

(i)	Included in Trade and other payables.

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16.    FINANCIAL INSTRUMENTS

(a)	Financial Assets and Financial Liabilities by Categories

As at December 31, 2018	Financial assets at amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging Instruments	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$98.5	$—	$—	$98.5
Trade and other receivables	10.3	—	—	—	—	10.3
Receivables from provisional copper sales	—	—	14.0	—	—	14.0
Investments in equity securities (i)	—	9.1	—	—	—	9.1
Warrants	—	—	0.5	—	—	0.5
Derivative assets - Hedging instruments	—	—	—	1.6	—	1.6
Derivative assets - Non-hedge	—	—	2.0	—	—	2.0
Other financial assets	13.1	—	—	—	—	13.1
Total financial assets	$23.4	$9.1	$115.0	$1.6	$—	$149.1

Financial liabilities
Total debt	$—	$—	$—	$—	$1,758.7	$1,758.7
Trade and other payables	—	—	—	—	294.8	294.8
Derivative liabilities - Hedging instruments	—	—	—	5.9	—	5.9
Derivative liabilities - Non-hedge	—	—	0.6	—	—	0.6
Other financial liabilities	—	—	—	—	129.9	129.9
Total financial liabilities	$—	$—	$0.6	$5.9	$2,183.4	$2,189.9

(i)
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.

As at December 31, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Derivative instruments in designated hedge accounting relationships	Other financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$148.9	$—	$—	$148.9
Trade and other receivables	8.1	—	—	—	—	8.1
Receivables from provisional copper sales	—	—	30.5	—	—	30.5
Investments in equity securities	—	4.6	—	—	—	4.6
Warrants	—	—	2.6	—	—	2.6
Derivative assets - Hedging instruments	—	—	—	6.8	—	6.8
Derivative assets - Non-hedge	—	—	2.5	—	—	2.5
Other financial assets	22.8	—	—	—	—	22.8
Total financial assets	$30.9	$4.6	$184.5	$6.8	$—	$226.8

Financial liabilities
Total debt	$—	$—	$—	$—	$1,857.7	$1,857.7
Trade and other payables	—	—	—	—	345.4	345.4
Derivative liabilities - Hedging instruments	—	—	—	5.7	—	5.7
Derivative liabilities - Non-hedge	—	—	8.5	—	—	8.5
Other financial liabilities	—	—	—	—	164.6	164.6
Total financial liabilities	$—	$—	$8.5	$5.7	$2,367.7	$2,381.9

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(b)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

i)	Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	December 31, 2018			December 31, 2017
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$98.5	$—	$98.5	$148.9	$—	$148.9
Receivables from provisional copper sales	—	14.0	14.0	—	30.5	30.5
Investments in equity securities	9.1	—	9.1	4.6	—	4.6
Warrants	—	0.5	0.5	—	2.6	2.6
Derivative related assets	—	3.6	3.6	—	9.3	9.3
	$107.6	$18.1	$125.7	$153.5	$42.4	$195.9
Liabilities
Derivative related liabilities	$—	$6.5	$6.5	$—	$14.2	$14.2
	$—	$6.5	$6.5	$—	$14.2	$14.2

At December 31, 2018, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2018. At December 31, 2018, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

ii)	Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Receivables from Provisional Copper Sales
The Company's copper concentrate sales are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company's accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which an active commodity market exists.

Warrants
The fair value of warrants is calculated using the Black-Scholes option pricing model, which uses a combination of quoted prices and market-derived inputs, including volatility estimates.

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Derivative Related Assets and Liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)	Carrying Value Versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

		December 31, 2018		December 31, 2017
	Financial instrument classification	Carrying amount	Fair value (i)	Carrying amount	Fair value (i)
Debt
Senior notes	Amortized cost	$1,465.3	$1,455.0	$1,754.8	$1,751.5

(i)
The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined by discounting the future cash flows by a discount factor based on an interest rate of 5%, which reflects the Company's own credit risk.

Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

c)	Derivative Instruments ("Derivatives")

Summary of Derivatives at December 31, 2018

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Brazilian real option contracts ($R millions) (i)	R$3.15	R$3.47	January - June 2019	$180.0	$—	$(5.9)
Brazilian real option contracts ($R millions) (i)	R$3.75	R$4.74	January - December 2019	348.0	—	1.1
Brazilian real option contracts ($R millions) (i)	R$3.75	R$4.87	July - December 2019	135.0	—	0.5

Commodity contracts	Average sales price (USD)
Copper forward contracts (millions of pounds) (ii)	$2.79		January - May 2019	—	25.7	2.0

Other	Per share value (CAD)
DSU contracts (millions of DSUs) (ii)	$3.5002		January 2019 - March 2020	—	3.0	(0.6)

(i)
The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted Brazilian Real expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. These cash flow hedges are expected to cover approximately 63% of the Brazilian Real denominated forecasted operating costs from January 2019 to December 2019.

(ii)
The Company currently uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2018, the Company had 25.7 million pounds of copper forward contracts in place to May 2019 at an average sales price of$2.79 per pound. In addition, as part of the copper advanced sales program for which $125.0 million was received in January 2018, the Company has effectively hedged approximately 16.3 million pounds of copper at $3.26 per pound, to be delivered in the first half of 2019 (refer Note 26: Other Provisions and Liabilities). This production represents approximately 28% of planned production over this period.

(iii)
During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for three million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share.

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Fair values of Derivatives

	Asset derivatives		Liability derivatives
At as December 31,	2018	2017	2018	2017
Derivatives designated as hedging instruments
Currency contracts	$1.6	$6.8	$5.9	$5.7
Total derivatives designated as hedging instruments	$1.6	$6.8	$5.9	$5.7
Derivatives not designated as hedging instruments
Commodity contracts	2.0	1.5	—	8.5
DSU contracts	—	1.0	0.6	—
Total derivatives not designated as hedges	$2.0	$2.5	$0.6	$8.5
Total derivative instruments (Note 19 and Note 25)	$3.6	$9.3	$6.5	$14.2

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Gain (loss) recognized in cash flow hedge reserve		Gain (loss) reclassified or adjusted from cash flow hedge reserve
For the year ended December 31,	2018	2017	2018	2017
Exchange rate risk
Brazilian real option contracts	(15.9)	5.9	3.4	(0.3)
	$(15.9)	$5.9	$3.4	$(0.3)
Time value of option contracts excluded from hedge relationship	5.4	(6.0)	—	—
	$(10.5)	$(0.1)	$3.4	$(0.3)

Gains (Losses) on Non-hedge Derivatives

The net gain (loss) on derivatives not designated as hedging instruments was comprised of the following:

For the years ended December 31,	2018	2017
Realized gains (losses)
Commodity contracts	6.7	(27.4)
	$6.7	$(27.4)
Unrealized gains (losses)
Foreign currency contracts	$(0.5)	$—
Commodity contracts	9.8	(9.4)
DSU contracts	(1.6)	1.0
	$7.7	$(8.4)

17.    FINANCIAL RISK MANAGEMENT

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability, financial instruments and levels of operating cash flows. In particular, financial risks include market risk (including currency risk, commodity price risk and interest rate risk), credit risk, and liquidity risk.

i)	Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

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i.	Currency Risk

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. To limit the variability in the Company’s expected operating expenses denominated in foreign currencies, the Company restarted its hedging program in May 2016, entering into forward contracts and zero-cost collar option contracts.

Details of outstanding derivative instruments can be found in Note 16: Financial Instruments section (c).

The following table outlines the Company's exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables.  The number below indicates an increase or decrease in profit or equity where the US dollar strengthens or weakens by 10% against the relevant foreign currency.

	Effect on net earnings before tax		Effect on other comprehensive income, before tax
(On 10% change in US Dollars exchange rate)	2018	2017	2018	2017
Brazilian Real	$5.0	$4.0	$1.2	$0.5
Argentine Peso	$1.9	$1.0	$—	$—
Canadian Dollar	$2.9	$8.1	$—	$—
Chilean Peso	$5.6	$4.4	$—	$—

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

ii.	Commodity Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors.

During the third quarter of 2017, the Company entered into a portfolio of zero cost collar contracts for copper with a number of counterparties. The arrangement was comprised of written call and purchased put options with identical characteristics and a range of strike prices that expired over a six month period from January to June 2018. Total notional quantities included under this arrangement amounted to approximately 45 million pounds of copper (approximately 7.5 million pounds per month). The weighted average strike prices of the options were $2.85 per pound and $3.33 per pound for the put and call options, respectively, comprising the boundaries of the collar.

During the third quarter of 2017, the Company also entered into a portfolio of zero cost collar contracts for gold with a number of counterparties. The arrangement was comprised of written call and purchased put options with identical characteristics and a range of strike prices that expired over a six month period from October 2017 to March 2018. Total notional quantities included under this arrangement amounted to 284,200 ounces of gold. The weighted average strike prices of the options were $1,300 per ounce and $1,414 per ounce for the put and call options, respectively, comprising the boundaries of the collar.

As at December 31, 2018 the Company had $14.0 million (December 31, 2017: $30.5 million) in receivables relating to provisionally priced concentrate sales. For the year ended December 31, 2018, the Company had unrecognized losses of $1.2 million (2017: $4.0 million gain) on receivables relating to provisionally priced concentrate sales.

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As at December 31, 2018, the Company has outstanding contracts whereby 25.7 million pounds of copper were purchased at a price of $2.79 per pound. The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.
The Company's balance sheet exposure to commodity prices is limited to the trade receivables associated with provisional pricing of metal concentrate sales, particularly copper, and the copper forward contracts.  A 10% change in the average metal prices at the balance sheet date with all other variables constant would result in the following impact to the Company's before tax earnings:

	Effects on net earnings, before tax
(10% change in price)	2018	2017
Gold in concentrate	$0.8	$2.0
Copper in concentrate	$4.8	$5.0
Silver in concentrate	$—	$—

The change in the average commodity prices will not have an impact on Other Comprehensive Income.

iii.	Interest Rate Risk

As at December 31, 2018, the majority of the Company’s long-term debt was at fixed rates. The Company is exposed to interest rate risk on its variable rate debt and may enter into interest rate swap agreements to hedge this risk. The Company did not have any interest rate swaps as at December 31, 2018.

ii)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. For cash and cash equivalents, and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31, 2018	2018	2017
Cash and cash equivalents	$98.5	$148.9
Trade and other receivables	24.3	38.6
Derivative related assets (Note 19)	3.6	9.3
Other current and non-current financial assets	13.1	22.8
	$139.5	$219.6

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iii)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of the Company's trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by managing its capital expenditures, forecast and operational cash flows, and by maintaining adequate lines of credit. The Company manages its capital structure and adjusts it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. As part the capital allocation strategy, the Company examines opportunities to divest assets that do not meet the Company’s investment criteria. In addition, the Company addresses the capital management process as described in Note 32: Capital Management. Contractual maturities relating to long-term debt and operating leases are included in Note 27: Long-Term Debt and Credit Facilities and Note 34: Operating Leases, respectively.

As at December 31,	2018					2017
	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$294.8	$—	$—	$—	$294.8	$345.4
Debt repayments	1.9	84.1	748.9	935.7	1,770.5	1,872.0
Interest payments on debt	82.0	157.5	127.8	69.9	437.2	484.6
Decommissioning, restoration and similar liabilities (i)	9.5	27.1	21.5	514.4	572.5	575.2
	$388.2	$268.7	$898.2	$1,520.0	$3,075.0	$3,277.2

(i)
Undiscounted inflated amount of future decommissioning, restoration and similar expenditures expected to take place between 2019 and 2119. Certain obligations related to post closure monitoring and maintenance at the Company's Chilean mines are expected to continue in perpetuity.

18.    INVENTORIES

As at December 31,	2018	2017
Product inventories	$55.8	$35.6
Work in process	12.6	14.1
Ore stockpiles	209.0	126.6
Materials and supplies	95.6	93.7
	$373.0	$270.0
Less: non-current ore stockpiles included in other non-current assets (Note 20)	(192.0)	(106.5)
	$181.0	$163.5

For the year ended December 31, 2018, a total charge of $13.8 million was recorded to adjust inventory to net realizable value (2017: $11.2 million), which is included in cost of sales excluding depletion, depreciation and amortization.

19.    OTHER FINANCIAL ASSETS

As at December 31,	2018	2017
Derivative assets (Note 16)	$3.6	$9.3
Royalty and other receivables	12.9	21.0
Investments in financial securities (i)	9.6	7.2
Other	0.2	1.8
	$26.3	$39.3
Current	$7.4	$13.2
Non-current	18.9	26.1
	$26.3	$39.3

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(i)
Investments in financial securities include equity securities and warrants with a cost of $25.3 million (December 31, 2017: $16.4 million) and a fair value of $9.6 million (December 31, 2017: $7.2 million).

20.    OTHER ASSETS

As at December 31,	2018	2017
Non-current portion of ore stockpiles (Note 18) (i)	$192.0	$106.5
Income tax recoverable and installments	9.3	23.1
Tax credits recoverable (ii)	95.2	118.8
Advances and deposits	42.9	53.1
Other long-term advances	12.7	15.2
	$352.1	$316.7
Current	$118.0	$119.4
Non-current	234.1	197.3
	$352.1	$316.7

(i)
Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at the Company's Chapada, Jacobina and Canadian Malartic mines. Comparatives, which were previously included in Property, Plant and Equipment, have been reclassified to reflect the change in presentation adopted in the current period. At January 1, 2017, the non-current ore stockpile balance was $28.3 million.

(ii)
Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

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21.    PROPERTY, PLANT AND EQUIPMENT

	Mining properties
	Depletable (ii)	Non-depletable	Land, building, plant & equipment	Construction in progress (iii)	Exploration & evaluation	Total (i)
Cost
At January 1, 2018	5,527.0	1,708.6	2,490.4	261.6	3,449.5	13,437.1
Additions (iii)	148.0	130.4	64.0	58.6	14.5	415.5
Reclassifications, transfers and other non cash movements (iv)	313.0	(221.3)	310.4	(320.2)	20.2	102.1
Gross cost reclassified as held for sale and disposals	(608.2)	(204.2)	(682.1)	—	3.2	(1,491.3)
At December 31, 2018	$5,379.8	$1,413.5	$2,182.7	$—	$3,487.4	$12,463.4
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2018	(3,270.9)	(786.4)	(1,398.5)	—	(828.1)	(6,283.9)
DDA	(285.8)	—	(157.3)	—	—	(443.1)
Impairment and impairment reversal (v)	99.0	—	(26.2)	—	(73.8)	(1.0)
Gross accumulated DDA and impairment eliminated on reclassification as held for sale and disposals	188.4	469.9	302.8	—	—	961.1
At December 31, 2018	$(3,269.3)	$(316.5)	$(1,279.2)	$—	$(901.9)	$(5,766.9)
Carrying amount, December 31, 2018	$2,110.5	$1,097.0	$903.5	$—	$2,585.5	$6,696.4

	Mining properties
	Depletable (ii)	Non-depletable	Land, building, plant & equipment	Construction in progress (iii)	Exploration & evaluation	Total (i)
Cost
At January 1, 2017	$5,860.4	$1,708.9	$2,745.2	$89.6	$4,155.3	$14,559.4
Additions (iii)	231.9	62.7	94.1	172.0	46.8	607.5
Reclassification, transfers and other non-cash movements (iv)	146.9	226.3	(29.2)	—	(291.7)	52.3
Gross cost reclassified as held for sale and disposals	(712.2)	(289.3)	(319.7)	—	(460.9)	(1,782.1)
At December 31, 2017	$5,527.0	$1,708.6	$2,490.4	$261.6	$3,449.5	$13,437.1
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2017	$(3,569.4)	$(1,032.7)	$(1,370.7)	$—	$(1,048.5)	$(7,021.3)
DDA	(224.9)	—	(212.4)	—	—	(437.3)
Impairment (v)	(129.7)	(7.5)	(80.4)	—	(138.9)	(356.5)
Gross accumulated DDA and impairment eliminated on reclassification as held for sale and disposals	653.1	253.8	265.0	—	359.3	1,531.2
At December 31, 2017	$(3,270.9)	$(786.4)	$(1,398.5)	$—	$(828.1)	$(6,283.9)
Carrying amount, December 31, 2017	$2,256.1	$922.2	$1,091.9	$261.6	$2,621.4	$7,153.2

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(i)
In the current year, the Company has enhanced its disclosures to separately identify exploration and evaluation assets and provide further clarity on the movements during the years presented. Comparative balances reflect the change in presentation adopted in the current year.

(ii)
At December 31, 2018, the carrying amount of capitalized production phase stripping costs totalled $257.5 million (December 31, 2017: $355.6 million). The following table reconciles the movements in the balance in the respective years:

	2018	2017
Balance, beginning of year	$355.6	$285.3
Additions	41.0	135.2
Amortization	(32.6)	(18.2)
Reclassified as held for sale (Note 6)	(106.5)	(46.7)
Balance, end of year	$257.5	$355.6

(iii)
During the year, the Company recognized capitalized interest of $8.3 million (2017: $11.3 million) related to qualifying capital expenditures at Cerro Moro and had a weighted average borrowing rate of 4.59% and 4.69% during the years ended December 31, 2018 and 2017, respectively.

(iv)
Reclassifications, transfers and other non-cash movements includes non-cash additions to PPE and changes in decommissioning, restoration and similar liabilities as noted in Note 28: Decommissioning, Restoration, and Similar Liabilities.

(v)
During the year, the Company recognized an impairment charge totalling $151.0 million related to Minera Florida and an impairment reversal of $150.0 million related to Jacobina (2017: impairment of $356.5 million related to Gualcamayo). Refer to Note 12: Impairment and Reversal of Impairment for additional details.

(vi)
In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $17.4 million at December 31, 2018 for construction activities at its sites and projects.

22.     GOODWILL AND OTHER INTANGIBLE ASSETS

	Goodwill (i)	Other intangible assets (ii)	Total
Cost
At January 1, 2018 and December 31, 2018	403.7	77.6	481.3
Accumulated amortization and impairment
At January 1, 2018	—	(31.8)	(31.8)
Amortization	—	(4.7)	(4.7)
Impairment (Note 12)	(45.0)	—	(45.0)
At December 31, 2018	(45.0)	(36.5)	(81.5)
Net book value at December 31, 2018	358.7	41.1	399.8

	Goodwill (i)	Other intangible assets (ii)	Total
Cost
At January 1, 2017	427.7	79.0	506.7
Reclassified as held for sale	(24.0)	(1.4)	(25.4)
At December 31, 2017	403.7	77.6	481.3
Accumulated amortization and impairment
At January 1, 2017	—	(25.7)	(25.7)
Amortization	—	(6.1)	(6.1)
At December 31, 2017	—	(31.8)	(31.8)
Net book value at December 31, 2017	403.7	45.8	449.5

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. On June 16, 2014, the Company acquired a 50% interest in Canadian Malartic. Goodwill of $427.7 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired. On December 21, 2017, the Company announced that it had entered into an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation. At December 31, 2017, the sale was considered highly probable and the exploration properties' assets were reclassified to assets held for sale, including $24.0 million of goodwill allocated to the exploration properties. The sale was completed in March 2018. Refer Note 6: Divestitures.

(ii)	Other intangible assets primarily comprise capitalized system development costs.

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23.    INVESTMENT IN ASSOCIATE

Details of the Company's investment in associate are as follows:

					As at December 31, 2018
Name of Associate	Principal activity	Measurement method	Country of incorporation	Principal place of business	% ownership interest	Quoted fair value (i)	Carrying amount
Leagold Mining Corporation (i)	Gold mining	Equity method	Canada	Brazil, Mexico	20.5%	$73.7	$146.0

(i)
On May 24, 2018, the Company completed the disposal of its 53.6% controlling interest in Brio Gold to Leagold. Pursuant to the terms of the sale, the Company received 20.5% of Leagold's issued and outstanding shares. Refer to Note 6: Divestitures. Earnings of Leagold have been included in the earnings of the Company since acquisition.

(ii)	The fair value of the Company's interest in Leagold, which is listed on the TSX, was based on the quoted market price at December 31, 2018, which is a Level 1 input in terms of IFRS 13.

For the purposes of applying the equity method of accounting, the consolidated financial statements of Leagold as at September 30, 2018 have been used and appropriate adjustments have been made for the effects of significant transactions between that date and December 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in associate:

2018
Balance as at January 1, 2018	$—
Acquisition of interest in Leagold (Note 6)	140.5
Company's share of net earnings of Leagold	5.5
Balance as at December 31, 2018	$146.0

Summarized financial information in respect of the Company’s associate is set out below. The summarized financial information below represents amounts in the associate's consolidated financial statements prepared in accordance with IFRS, adjusted for fair value adjustments at acquisition and differences in accounting policies.

Summarized Consolidated Balance Sheet Information

As at December 31,	2018
Current assets	$190.0
Non-current assets	$852.2
Total assets	1,042.1
Current liabilities	142.4
Non-current liabilities	317.1
Total liabilities	$459.5
Net assets	$582.7
Company's share of net assets	119.5
Goodwill	26.5
Carrying Amount	$146.0

Summarized Consolidated Statement of Operations Information

For the period from May 24 to December 31,	2018
Revenue	$279.0
Net earnings	$26.8
Company's share of net earnings	$5.5

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24.     TRADE AND OTHER PAYABLES

As at December 31,	2018	2017
Trade payables	$221.3	$256.4
Other payables (i)	73.5	89.0
	$294.8	$345.4

(i)	Other payables include dividends, salaries, bonuses, pension, and interest payable, among other accruals.

25.    OTHER FINANCIAL LIABILITIES

As at December 31,	2018	2017
Royalty payable (i)	$16.8	$18.1
Payable related to purchase of mineral interests (ii)	—	10.8
Severance accrual	33.9	32.0
Deferred share units/performance share units liability (Note 30)	18.6	21.0
Accounts receivable financing credit (iii)	40.6	54.1
Current portion of long-term debt (Note 27)	1.9	110.0
Derivative liabilities (Note 16)	6.5	14.2
Other	20.0	28.6
	$138.3	$288.8
Current	$62.3	$203.1
Non-current	76.0	85.7
	$138.3	$288.8

(i)
Included in Royalty payable is an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of C$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of C$15.4 million is paid. Since inception, partial payments of $6.0 million and appreciation of the US Dollar have resulted in the liability being measured at $5.0 million as at December 31, 2018. Also included in Royalty payable is $10.5 million of amounts payable by Canadian Malartic.

(ii)	Payable related to purchase of the remaining interests in Agua Fria, which was completed in 2018.

(iii)	Accounts receivable financing credit is payable within 30 days from the proceeds on concentrate sales.

26.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2018	2017
Other taxes payable	$17.4	$15.8
Provision for repatriation taxes payable (i)	23.8	22.9
Provision for taxes	21.9	25.6
Deferred revenue on metal agreements - Altius (ii)	58.5	57.5
Deferred revenue on metal agreements - Sandstorm (iii)	169.8	158.5
Deferred revenue on advanced metal sales - other (iv)	52.3	—
Other provisions and liabilities (v)	52.2	73.0
	$396.0	$353.3
Current	$106.8	$56.7
Non-current	289.2	296.6
	$396.0	$353.3

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $23.8 million (December 31, 2017: $22.9 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
On March 31, 2016, the Company entered into a copper purchase agreement with Altius, pursuant to which, the Company received advanced consideration of $61.1 million against future deliveries of copper produced by the Company's Chapada mine in Brazil. The advanced consideration is accounted for as deferred revenue, with revenue recognized when copper is delivered to Altius.

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The following table summarizes the changes in deferred revenue:

2018
Balance as at December 31, 2017	$57.5
Adjustment on initial adoption of IFRS 15 (Note 5)	3.4
Adjusted balance at January 1, 2018	60.9
Recognition of revenue during the year net of interest accretion	(2.4)
$58.5
Current portion	$2.1
Non-current portion	56.4
Balance as at December 31, 2018	$58.5

(iii)
On October 27, 2015 the Company entered into three metal purchase agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the respective metals are delivered to Sandstorm.

The following table summarizes the changes in deferred revenue:

2018
Balance as at December 31, 2017	$158.5
Adjustment on initial adoption of IFRS 15 (Note 5)	13.0
Adjusted balance at January 1, 2018	171.5
Recognition of revenue during the year net of interest accretion	(1.7)
$169.8
Current portion	$14.0
Non-current portion	155.8
Balance as at December 31, 2018	$169.8

(iv)
On January 10, 2018, the Company entered into an advanced metal sales agreement pursuant to which, the Company received advanced consideration of $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and the first half of 2019. The advanced consideration is accounted for as deferred revenue, with revenue recognized as copper is delivered to the counterparty. As the Company received consideration more than a year in advance of completion of delivery, the Company has accounted for the financing component in the transaction. Accordingly, in the year to December 31, 2018, the Company recognized interest expense of $5.3 million, with a corresponding increase to the deferred revenue balance. During the year ended, the Company completed deliveries of copper under the arrangement and recognized revenue of $78.0 million.

(v)
Other provisions and liabilities include provisions relating to the short term portion of decommissioning, restoration and similar liabilities, silicosis and other. Decrease during the year reflects, settlements, change in provisions and the depreciation of local currencies.

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27.    LONG-TERM DEBT AND CREDIT FACILITIES

As at December 31,	2018	2017
Senior Notes
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	296.8	297.5
$500 million notes issued June 2014
4.95% 10-year notes due July 2024	496.8	496.2
$300 million notes issued June 2013
Series A - 3.64% 5-year notes due June 2018 ($35 million)	—	34.9
Series B - 4.78% 10-year notes due June 2023 ($265 million)	260.4	260.2
$500 million notes issued March 2012
Series A - 3.89% 6-year notes due March 2018 ($75 million)	—	73.6
Series B - 4.36% 8-year notes due March 2020 ($85 million)	84.0	83.9
Series C - 4.76% 10-year notes due March 2022 ($200 million)	192.1	192.0
Series D - 4.91% 12-year notes due March 2024 ($140 million)	135.2	135.1
$270 million notes issued December 2009
Series C - 6.97% 10-year notes due December 2019 ($181.5 million)	—	181.4
	1,465.3	1,754.8
Revolving Credit Facilities
$1.0 billion credit facility (a)	291.5	27.0
$75.0 million credit facility (b)	—	72.6

Debt from 50% interest in Canadian Malartic	1.9	3.3
Total debt (i)	$1,758.7	1,857.7
Less: current portion of long-term debt (Note 25)	(1.9)	(110.0)
Long-term debt	$1,756.8	1,747.7

(i)	Balances are net of transaction costs of $11.8 million, net of amortization (December 31, 2017: $14.3 million).

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms.

On January 29, 2018, the Company redeemed $181.5 million of 6.97% senior notes due December 2019 at a make-whole price of 108.12.

Revolving Credit Facilities

(a) In June 2018, the Company extended the term of its $1.0 billion revolving credit facility from September 2021 to June 2023, under existing terms and conditions. The revolving credit facility is unsecured and has an interest rate on drawn amounts of LIBOR plus an interest margin of between 1.20% and 2.25% depending on the Company's credit rating, and a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. During the year the Company drew $460.0 million and repaid $195.0 million on the revolving credit facility.

(b) The $75.0 million revolving facility was entered into by Brio Gold. The Company's interest in Brio Gold was disposed of on May 24, 2018. Refer to Note 6: Divestitures.

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are tangible net worth of at least $2.3 billion; maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at December 31, 2018.

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Scheduled Debt Repayments

	2019	2020	2021	2022	2023	2024 and thereafter	Total
Senior notes	$—	$84.1	$—	$192.7	$261.2	$935.6	$1,473.6
$1.0 billion credit facility	—	—	—	—	295.0	—	$295.0
Debt from 50% interest in Canadian Malartic	1.9	—	—	—	—	—	$1.9
	$1.9	$84.1	$—	$192.7	$556.2	$935.6	$1,770.5

28.	DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

The Company incurs decommissioning, restoration and similar liabilities relating to its operating, inactive and closed mines and development projects. Significant decommissioning and restoration activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and monitoring.

The Company estimates future decommissioning and restoration costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. Changes in decommissioning and restoration provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates.

At December 31, 2018, the present value of decommissioning and restoration liabilities relating to the Company's mining properties was estimated at $250.3 million (December 31, 2017: $274.3 million) using discount rates specific to the liabilities ranging between 2.14% and 11.41% (December 31, 2017: 1.99% and 16.63%). The undiscounted value of these liabilities was $365.1 million (December 31, 2017: $413.4 million).

The following table reconciles the beginning and ending carrying amounts of the Company's decommissioning and restoration liabilities. The majority of the expenditures are expected to take place between 2019 and 2119. Certain obligations related to post closure monitoring and maintenance at the Company's Chilean mines are expected to continue in perpetuity

	2018	2017
Balance, beginning of year	$274.3	$235.6
Accretion expense included in finance costs	14.9	26.7
Revisions in estimates and obligations	31.2	47.6
Expenditures during the current year	(5.3)	(4.6)
Foreign exchange impact	(30.6)	(3.9)
Reclassified to liabilities relating to assets held for sale	(34.2)	(27.1)
Balance, end of year	$250.3	$274.3
Current (i)	$9.1	$16.1
Non-current	241.2	258.2
	$250.3	$274.3

(i)	The current portion of decommissioning, restoration and similar liabilities is included in the current portion of Note 26: Other Provisions and Liabilities.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated decommissioning, restoration and similar obligations. As at December 31, 2018, the Company had outstanding letters of credit in the amount of $57.4 million (C$78.3 million) (December 31, 2017: $18.7 million (C$25.1 million)) representing guarantees for reclamation obligations and road construction relating to the Company's share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties. These letters of credit are automatically extended for one year periods from their expiration dates.

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29.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2018 (2017: nil).

For the years ended December 31,	2018		2017
	Number of common shares		Number of common shares
Issued and outstanding - 949,341,830 common shares		Amount		Amount
(December 31, 2017 - 948,524,667 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	948,525	$7,633.7	947,798	$7,630.5
Issued on vesting of restricted share units	687	2.3	591	2.9
Dividend reinvestment plan (i)	130	0.4	136	0.3
Balance, end of year	949,342	$7,636.4	948,525	$7,633.7

(i)
The Company has a dividend reinvestment plan to provide holders of common shares a simple and convenient method to purchase additional common shares by electing to automatically reinvest all or any portion of cash dividends paid on common shares held by the plan participant without paying any brokerage commissions, administrative costs or other service charges. As at December 31, 2018, a total of 11,825,042 shares have subscribed to the plan.

(b) Dividends Paid and Declared

For the years ended December 31,	2018	2017
Dividends paid	$19.0	$18.9
Dividends declared in respect of the year	$19.2	$19.4
Dividend paid (per share)	$0.02	$0.02
Dividend declared in respect of the year (per share)	$0.02	$0.02

30.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the years ended December 31,	2018	2017
Accrued expense on equity-settled compensation plans	$4.9	$3.3
Accrued expense on cash-settled compensation plans	0.9	4.4
Total expense for instruments granted	$5.8	$7.7
Compensation expense for Brio Gold	0.3	7.0
Mark-to-market change on cash-settled plans	(0.8)	(2.1)
Total expense recognized as compensation expense	$5.3	$12.6

As at December 31,	2018	2017
Total carrying amount of liabilities for cash-settled arrangements (Note 25)	$18.6	$21.0

The following table summarizes the equity instruments outstanding related to share-based payments.

As at December 31, (In thousands)	2018	2017
Share options outstanding (i), (ii), (iii)	1,772	1,831
Restricted share units ("RSU") (iv)	2,284	1,474
Deferred share units ("DSU") (v)	4,802	4,288
Performance share units ("PSU") (vi)	2,457	2,521

(i)	The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (2017: 24.9 million).

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(ii)
Share options outstanding at December 31, 2018 had a weighted average exercise price of C$7.80 (December 31, 2017: C$7.75). As at December 31, 2018,1,772,365 share options with a weighted average exercise price of C$7.80 were exercisable (December 31, 2017: 1,662,521 share options with a weighted exercise price of C$8.00).

(iii)	During the year ended December 31, 2018, no share options were granted, and 58,851 share options expired.

(iv)
During the year ended December 31, 2018, the Company granted 1,676,232 RSUs with a weighted average grant date fair value of C$4.14 per RSU; a total of 687,472 RSUs vested and the Company credited $2.3 million (2017: $2.9 million) to share capital in respect of RSUs that vested during the period. There were a total of 178,931 RSUs cancelled during the year ended December 31, 2018.

(v)
During the year ended December 31, 2018, the Company granted 513,713 DSUs and recorded an expense of C$1.9 million. During the first quarter of 2017, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 3 million DSUs (approximately 80% of outstanding DSUs) at a value of C$3.5002 per share. For the year ended December 31, 2018, the Company recorded a mark-to-market gain on DSUs of $2.4 million and a mark-to-market loss on the DSU hedge of $1.6 million.

(vi)
During the year ended December 31, 2018, 1,210,742 PSU units were granted. This PSU plan has an expiry date on December 31, 2020 and had a fair value of C$2.53 per unit at December 31, 2018. There were payouts of 1,296,342 PSU units during the year ended December 31, 2018.

31.    NON-CONTROLLING INTERESTS

As at December 31,	2018	2017
Agua De La Falda S.A. (i)	$18.7	$18.7
Brio Gold Inc. (ii)	—	115.2
Estelar Resources Ltd (iii)	16.0	—
	$34.7	$133.9

(i)
The Company holds a 56.7% interest in the Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project that includes the Jeronimo Deposit and is located in northern Chile.

(ii)
The Company held approximately 53.6% of the issued and outstanding shares of Brio Gold as at December 31, 2017. On May 24, 2018, the Company completed the sale of its 53.6% controlling interest in Brio Gold to Leagold and deconsolidated the subsidiary. Refer to Note 6: Divestitures.

(iii)
During the second quarter of 2018, the Company entered into an arrangement with Fomento Minero de Santa Cruz S.E. ("FOMICRUZ") pursuant to which, FOMICRUZ is entitled to certain subordinated shares in the legal entity that directly owns Cerro Moro, Estelar Resources Ltd. These subordinated shares entitle FOMICRUZ to a 5% interest in future dividends after the Company's investment in Cerro Moro, which includes construction and development along with acquisition costs, has been recovered in full. As part of the arrangement and as further consideration to the Company, the right to use the land related to the Bahía Laura properties, a significant land package to the west and south west of Cerro Moro, was obtained at an approximate value of $16.0 million.

32.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Note 29: Share Capital and Note 27: Long-term Debt and Credit Facilities, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

33.    OPERATING SEGMENTS

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "Corporate and Other".

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The following changes have been made to the Company's reportable segments since December 31, 2017:

•
The Company's Cerro Moro mine, which was included in "Corporate and Other" at December 31, 2017, is now a separate reportable segment. On June 26, 2018, the Company announced that the Cerro Moro mine had achieved commercial production, and the assets associated with Cerro Moro now comprise 13% of the Company's total assets.

•
The CODM reviews the results of operating mines that the Company does not intend to manage in the long-term and for which a disposal plan has been initiated, as one operating segment. Accordingly, Gualcamayo and Brio Gold, which were separate reportable operating segments at December 31, 2017 were grouped into one reportable operating segment, "Other Mines" from January 1, 2018. The Company's interests in Brio Gold and Gualcamayo were disposed of on May 24, 2018 and December 14, 2018, respectively. Refer to Note 6: Divestitures.

Comparatives have been restated to reflect the change in presentation adopted in the current period.

(a)	Information about Assets and Liabilities

	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other Mines (i)	Corporate and other (ii)	Total
Total assets at December 31, 2018	$819.6	$646.3	$1,686.8	$951.7	$305.7	$1,033.6	$—	$2,569.2	$8,012.9
Total liabilities at December 31, 2018	$263.9	$158.9	$436.3	$232.0	$92.0	$89.1	$—	$2,716.7	$3,988.9

Capital expenditures for the year ended December 31, 2018	$44.1	$50.8	$81.8	$47.5	$60.7	$87.6	$44.2	$30.2	$446.9

	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other Mines (i)	Corporate and other (ii)	Total
Total assets at December 31, 2017	$798.2	$707.2	$1,869.6	$783.3	$330.0	$897.6	$811.3	$2,566.1	$8,763.3
Total liabilities at December 31, 2017	$318.0	$179.1	$436.4	$162.0	$103.0	$75.5	$203.5	$2,838.5	$4,316.0

Capital expenditures for the year ended December 31, 2017	$46.7	$56.3	$89.4	$45.1	$52.6	$179.7	$107.8	$29.9	$607.5

(i)	Other mines included Brio Gold and Gualcamayo, both of which were disposed of during 2018. Refer to Note 6: Divestitures.

(ii)	"Corporate and other" includes Agua Rica ($1.1 billion) (2017: $1.1 billion), advanced stage development projects, exploration properties, corporate entities and the Company's investment in associate.

(b)	Information about Profit or Loss

For the year ended December 31, 2018	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other mines	Corporate and other	Total
Revenue (ii)	$475.4	$253.6	$447.6	$179.4	$102.6	$126.8	$213.1	$—	$1,798.5
Cost of sales excluding depletion, depreciation and amortization	(225.6)	(171.0)	(200.4)	(95.7)	(74.7)	(66.1)	(176.5)	—	(1,010.0)
Gross margin excluding depletion, depreciation and amortization	$249.8	$82.6	$247.2	$83.7	$27.9	$60.7	$36.6	$—	$788.5
Depletion, depreciation and amortization	(43.6)	(92.9)	(137.8)	(41.4)	(39.2)	(49.1)	(26.3)	(8.0)	(438.3)
(Impairment) reversal of impairment of mining properties and goodwill	—	—	(45.0)	150.0	(151.0)	—	(103.0)	—	(149.0)
Segment income (loss)	$206.2	$(10.3)	$64.4	$192.3	$(162.3)	$11.6	$(92.7)	$(8.0)	$201.2
Other expenses (i)									(377.9)
Loss before taxes									$(176.7)
Income tax expense									(121.0)
Net loss									$(297.7)

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For the year ended December 31, 2017 (restated) (iii)	Chapada	El Peñón	Canadian Malartic	Jacobina	Minera Florida	Cerro Moro	Other mines	Corporate and other	Total
Revenue (ii)	$425.4	$274.0	$403.1	$170.8	$123.1	$—	$407.4	$—	$1,803.8
Cost of sales excluding depletion, depreciation and amortization	(215.3)	(165.2)	(186.0)	(98.6)	(79.5)	—	$(297.8)	—	$(1,042.4)
Gross margin excluding depletion, depreciation and amortization	$210.1	$108.8	$217.1	$72.2	$43.6	$—	$109.6	$—	$761.4
Depletion, depreciation and amortization	(38.1)	(70.2)	(129.4)	(44.8)	(40.5)	—	(96.2)	(7.6)	(426.8)
Impairment of mining properties	—	—	—	—	—	—	(256.9)	—	(256.9)
Segment income/(loss)	$172.0	$38.6	$87.7	$27.4	$3.1	$—	$(243.5)	$(7.6)	$77.7
Other expenses (i)									(389.7)
Loss before taxes									$(312.0)
Income tax recovery									113.9
Net loss									$(198.1)

(i)
Other expenses are comprised of general and administrative expense of $91.8 million (2017: $113.6 million), exploration and evaluation expense of $13.0 million (2017: $21.2 million), share of earnings of associate of $5.5 million (2017: nil), finance costs of $137.4 million (2017: $110.8 million), other operating income of $9.3 million (2017: other operating expenses of $23.6 million), other income of $2.5 million (2017: other costs of $20.9 million), and expenses related to impairment of non-operating mining properties of $153.0 million (2017: $99.6 million).

(ii)
Intersegment sales are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2018, intersegment purchases included $1,704.7 million of gold, silver and copper purchased by the Company’s corporate office from the Company’s producing mines (2017: $1,585 million) and revenue related to the sale of these metals to third parties was $1,704.7 million (2017: $1,585 million).

(iii)
The Company has initially applied IFRS 9 at January 1, 2018. Under the transition method chosen, comparative information has been restated for certain hedging requirements. Refer to Note 5: Recent Accounting Pronouncements for further discussion.

(c)	Information about Geographical Areas

Revenue is attributed to regions based on the source location of the product sold.

For the years ended December 31,	2018	2017
Canada	$447.5	$403.1
Chile	356.2	397.1
Brazil	748.7	815.0
Argentina	246.1	188.6
Total revenue	$1,798.5	$1,803.8

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2018	2017
Canada	$2,092.1	$1,962.4
Chile	1,348.4	1,541.4
Brazil	1,704.6	2,024.8
Argentina	2,314.9	2,260.1
United States	32.6	37.4
Total non-current assets	$7,492.6	$7,826.1

(d)	Information about Major Customers

The Company sells its gold, silver and copper through the corporate office to major metal exchange markets or directly to major Canadian financial institutions and to smelters. Given the nature of the Company's products, there are always willing market participants ready to purchase the Company's products at the prevailing market prices.

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The following table presents sales to individual customers that exceeded 10% of annual metal sales for the following periods:

For the years ended December 31,	2018	2017
Customer (i)
1	$360.4	$384.5
2	343.9	267.1
3	270.5	—
4	229.6	262.7
5	182.3	229.9
Total sales to customers exceeding 10% of annual metal sales	$1,386.7	$1,144.2
Percentage of total metal sales	77.1%	63.4%

(i)	A balance is only included for a customer in each year where total sales to that customer exceeded 10% of annual metal sales in the period.

34.    OPERATING LEASES

The Company leases office premises under non-cancellable operating leases. The total of future minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2018	2017
Within 1 year	$2.2	$2.5
Between 1 and 5 years	8.7	9.9
After 5 years	3.9	7.1
	$14.8	$19.5

The total operating lease payments that were expensed during the year amounted to $2.3 million (2017: $4.0 million).

35.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  Certain conditions may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these Consolidated Financial Statements of the Company may be material.

Canadian Malartic

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), a general partnership jointly owned by the Company and Agnico Eagle Mines Limited (the "Partnership"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine.  The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million.  The class action was certified in May 2017.  In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide.   In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and will rather add new allegations in an attempt to recapture the pre-transaction period.  The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

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On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec).  A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.  An application for permanent injunction is currently pending.  The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.  These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined.  While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree.  The Partnership is an impleaded party in the proceedings.  The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine.  The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application.  The hearing on the merits began on October 1, 2018, but no judgment has been rendered so far.  While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

36.     RELATED PARTY TRANSACTIONS

(a)	Related Parties and Transactions

The Company’s related parties include its subsidiaries, associate, a joint venture in which the Company is a joint operator, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other related party transactions for the years ended December 31, 2018 and 2017.

(b)	Compensation of Key Management Personnel

Key management personnel compensation comprises:

For the years ended December 31,	2018	2017
Short-term employee benefits (i)	$14.9	$20.6
Post-employment benefits	$1.9	$3.4
Termination benefits	$3.7	$—
Share-based payments (ii)	$4.7	$14.1
	$25.2	$38.1

(i)	Short-term employee benefits include salaries, bonuses payable within 12 months of the balance sheet date and other annual employee benefits.

(ii)	Relates to share option, RSU, DSU and PSU grants. Balances exclude the periodic fair value adjustment on the DSUs.

Given the classification of the Company's interest in Brio Gold as a disposal group held for sale during the first quarter of 2018, the Company re-examined the classification of key management personnel for 2018 and determined that the roles which have the authority and responsibility for planning, directing and controlling the activities of the Company are the Board of Directors and members of the Company's Senior Executive Group, comprising the Chief Executive Officer and the Company's senior vice presidents. The Company determined that, effective January 1, 2018 Brio Gold executives and officers and other management personnel outside of the Senior Executive Group are not key management personnel. Had key management personnel been determined on the same basis in 2017, short-term employee benefits, post-employment benefits and share-based payment compensation would have been $15.3 million, $1.9 million, and $6.1 million, respectively, for total compensation of $23.3 million.

37.     SUBSEQUENT EVENTS

On February 5 and 7, 2019, the Company entered into forward contracts totalling CLP 56.76 billion (CLP = Chilean Pesos; approximately USD$86.8 million) evenly split by month from February 2019 to December 2019 at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar.

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These forward contracts are expected to cover approximately 50% of the Chilean Peso denominated forecasted operating costs from February 2019 to December 2019.

38.    GUARANTOR SUBSIDIARIES ANNUAL FINANCIAL STATEMENTS

The obligations of the Company under the senior debt notes and revolver facility are guaranteed by the following 100% owned subsidiaries of the Company (the ‘‘guarantor subsidiaries’’): Mineração Maracá Industria e Comércio S.A., Jacobina Mineração e Comércio Ltda., Minera Meridian Limitada, Minera Florida Limitada, and Yamana Malartic Canada Inc. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture (as supplemented) governing the senior debt notes. Based on the domestic regulations of jurisdictions of the subsidiaries, collection of funds in the form of dividend or loan payments would be subject to customary repatriation restrictions.

The following tables outline separate condensed financial information related to the issuer, and the guarantor and non-guarantor subsidiaries and as set out in the Consolidated Balance Sheets as at December 31, 2018 and December 31, 2017 and the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss and Consolidated Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2017. For the purposes of this information, the financial information of the Company and the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis and are in compliance with Rule 3-10 of Regulation S-X. As provided for under Rule 3-10 of Regulation S-X the Company’s basis is “pushed down” to the applicable subsidiary columns.

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CONDENSED CONSOLIDATED BALANCE SHEETS

As at December 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$67.6	$14.2	$16.7	$—	$98.5
Trade and other receivables	14.6	4.1	5.6	—	24.3
Inventories	6.6	86.7	87.7	—	181.0
Other financial assets	3.6	—	3.8	—	7.4
Other assets	2.4	43.5	72.1	—	118.0
Assets held for sale	—	—	—	—	—
Intercompany receivables	—	101.8	180.2	(282.0)	—
	$94.8	$250.3	$366.1	$(282.0)	$429.2
Non-current assets:
Property, plant and equipment	73.7	2,555.1	4,067.6	—	6,696.4
Goodwill and other intangible assets	31.6	4.0	364.2	—	399.8
Investment in associate	4,824.0	494.1	—	(5,172.1)	146.0
Deferred tax assets	72.6	9.4	6.5	—	88.5
Other financial assets	9.9	1.9	7.1	—	18.9
Other assets	—	137.5	96.6	—	234.1
Intercompany receivables	1,069.9	1,193.2	—	(2,263.1)	—
Total assets	$6,176.5	$4,645.5	$4,908.1	$(7,717.2)	$8,012.9
Liabilities
Current liabilities:
Trade and other payables	$61.1	$145.9	$87.8	$—	$294.8
Income taxes payable	—	25.3	7.2	—	32.5
Other financial liabilities	5.9	42.8	13.6	—	62.3
Other provisions and liabilities	59.6	15.5	31.7	—	106.8
Liabilities relating to assets held for sale	—	—	—	—	—
Intercompany payables	282.0	—	—	(282.0)	—
	$408.6	$229.5	$140.3	$(282.0)	$496.4
Non-current liabilities:
Long-term debt	1,756.8	—	—	—	1,756.8
Decommissioning, restoration and similar liabilities	—	144.3	96.9	—	241.2
Deferred tax liabilities	2.3	325.8	801.2	—	1,129.3
Other financial liabilities	19.5	32.3	24.2	—	76.0
Other provisions and liabilities	—	60.2	229.0	—	289.2
Intercompany payables	—	1,731.2	531.9	(2,263.1)	—
Total liabilities	$2,187.2	$2,523.3	$1,823.5	$(2,545.1)	$3,988.9
Equity
Equity attributable to Yamana Gold Inc. equity holders	$3,989.3	$2,122.2	$3,049.9	$(5,172.1)	$3,989.3
Non-controlling interests	—	—	34.7	—	34.7
Total equity	$3,989.3	$2,122.2	$3,084.6	$(5,172.1)	$4,024.0
Total liabilities and equity	$6,176.5	$4,645.5	$4,908.1	$(7,717.2)	$8,012.9

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As at December 31, 2017(i)	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$98.2	$16.8	$33.9	$—	$148.9
Trade and other receivables	24.4	10.5	3.7	—	38.6
Inventories	11.8	77.7	74.0	—	163.5
Other financial assets	2.6	—	10.6	—	13.2
Other assets	3.1	67.2	49.1	—	119.4
Assets held for sale	—	—	355.8	—	355.8
Intercompany receivables	—	91.9	53.2	(145.1)	—
	$140.1	$264.1	$580.3	$(145.1)	$839.4
Non-current assets:
Property, plant and equipment	24.4	2,575.4	4,553.4	—	7,153.2
Goodwill and other intangible assets	34.8	5.4	409.3	—	449.5
Investment in associate	4,558.3	539.1	—	(5,097.4)	—
Deferred tax assets	73.0	14.7	10.1	—	97.8
Other financial assets	17.3	3.5	5.3	—	26.1
Other assets	—	105.5	91.8	—	197.3
Intercompany receivables	1,486.1	1,277.6	—	(2,763.7)	—
Total assets	$6,334.0	$4,785.3	$5,650.2	$(8,006.2)	$8,763.3
Liabilities
Current liabilities:
Trade and other payables	$53.4	$148.7	$143.3	$—	$345.4
Income taxes payable	—	87.1	4.7	—	91.8
Other financial liabilities	121.4	54.5	27.2	—	203.1
Other provisions and liabilities	1.0	9.3	46.4	—	56.7
Liabilities relating to assets held for sale	—	—	83.7	—	83.7
Intercompany payables	145.1	—	—	(145.1)	—
	$320.9	$299.6	$305.3	$(145.1)	$780.7
Non-current liabilities:
Long-term debt	1,673.2	—	74.5	—	1,747.7
Decommissioning, restoration and similar liabilities	—	143.6	114.6	—	258.2
Deferred tax liabilities	5.5	307.2	834.4	—	1,147.1
Other financial liabilities	21.0	29.4	35.3	—	85.7
Other provisions and liabilities	—	69.5	227.1	—	296.6
Intercompany payables	—	1,742.9	1,020.8	(2,763.7)	—
Total liabilities	$2,020.6	$2,592.2	$2,612.0	$(2,908.8)	$4,316.0
Equity
Equity attributable to Yamana Gold Inc. equity holders	$4,313.4	$2,193.1	$3,019.5	$(5,212.6)	$4,313.4
Non-controlling interests	—	—	18.7	115.2	133.9
Total equity	$4,313.4	$2,193.1	$3,038.2	$(5,097.4)	$4,447.3
Total liabilities and equity	$6,334.0	$4,785.3	$5,650.2	$(8,006.2)	$8,763.3

(i)
Comparatives in respect of certain balances have been reclassified to conform to the change in presentation adopted in the current period, including the removal of certain assets as guarantors following their respective sales. Additionally, certain balances previously included as Guarantors Subsidiaries have been recast as they relate to Canadian Malartic General Partnership, a Non-Guarantor.

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,654.0	$1,382.8	$803.5	$(2,041.8)	$1,798.5
Cost of sales excluding depletion, depreciation and amortization	(1,631.2)	(970.2)	(466.3)	2,057.7	(1,010.0)
Gross margin excluding depletion, depreciation and amortization	$22.8	$412.6	$337.2	$15.9	$788.5
Depletion, depreciation and amortization	(7.8)	(216.8)	(213.7)	—	(438.3)
Impairment of mining properties and goodwill, net	—	(1.0)	(148.0)	—	(149.0)
Mine operating earnings/(loss)	15.0	194.8	(24.5)	15.9	201.2

Expenses (i)
General and administrative	(50.4)	(19.6)	(21.8)	—	(91.8)
Exploration and evaluation	(0.9)	(5.3)	(6.8)	—	(13.0)
Share of earnings of associate	(293.8)	(45.0)	(0.5)	344.8	5.5
Other operating income (expenses), net	19.2	(31.1)	21.2	—	9.3
Impairment of non-operating mining properties	—	—	(153.0)	—	(153.0)
Operating earnings (loss)	(310.9)	93.8	(185.4)	360.7	(41.8)
Finance costs	(109.0)	(286.5)	(222.4)	480.5	(137.4)
Other income (costs), net	126.6	130.8	225.6	(480.5)	2.5
(Loss)/income before taxes	(293.3)	(61.9)	(182.2)	360.7	(176.7)
Current income tax expense	(6.8)	(89.5)	(42.5)	—	(138.8)
Deferred income tax recovery	2.4	(24.7)	40.1	—	17.8
Income tax (expense) recovery	(4.4)	(114.2)	(2.4)	—	(121.0)
Net loss	$(297.7)	$(176.1)	$(184.6)	$360.7	$(297.7)

Attributable to:
Yamana Gold Inc. equity holders	(297.7)	(176.1)	(171.5)	360.7	(284.6)
Non-controlling interests	—	—	(13.1)	—	(13.1)
Net loss	(297.7)	(176.1)	(184.6)	360.7	(297.7)

Total other comprehensive income	$(10.5)	$—	$(0.7)	$0.7	$(10.5)
Total comprehensive loss	$(308.2)	$(176.1)	$(185.3)	$361.4	$(308.2)

(i)	Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

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For the year ended December 31, 2017 (ii)	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Revenue	$1,555.6	$1,367.3	$816.3	$(1,935.4)	$1,803.8
Cost of sales excluding depletion, depreciation and amortization	(1,536.5)	(932.3)	(502.8)	1,929.2	(1,042.4)
Gross margin excluding depletion, depreciation and amortization	$19.1	$435.0	$313.5	$(6.2)	$761.4
Depletion, depreciation and amortization	(6.5)	(193.2)	(227.1)	—	(426.8)
Impairment of mining properties and goodwill, net	—	—	(256.9)	—	(256.9)
Mine operating earnings/(loss)	12.6	241.8	(170.5)	(6.2)	77.7

Expenses (i)
General and administrative	(50.9)	(5.7)	(57.0)	—	(113.6)
Exploration and evaluation	(0.9)	(9.8)	(10.5)	—	(21.2)
Share of earnings of associate	(176.6)	(2.8)	—	179.4	—
Other operating income (expenses), net	(4.3)	(19.0)	(0.3)	—	(23.6)
Impairment of non-operating mining properties	—	—	(99.6)	—	(99.6)
Operating earnings (loss)	(220.1)	204.5	(337.9)	173.2	(180.3)
Finance costs	(115.6)	(128.1)	(210.7)	343.6	(110.8)
Other income (costs), net	108.3	77.3	129.8	(336.3)	(20.9)
(Loss)/income before taxes	(227.4)	153.7	(418.8)	180.5	(312.0)
Current income tax expense	(3.9)	(189.0)	(46.3)	—	(239.2)
Deferred income tax recovery	33.2	(18.5)	338.4	—	353.1
Income tax (expense) recovery	29.3	(207.5)	292.1	—	113.9
Net loss	$(198.1)	$(53.8)	$(126.7)	$180.5	$(198.1)

Attributable to:
Yamana Gold Inc. equity holders	(198.1)	(53.8)	(117.1)	180.5	(188.5)
Non-controlling interests	—	—	(9.6)	—	(9.6)
Net loss	(198.1)	(53.8)	(126.7)	180.5	(198.1)

Total other comprehensive income	$6.7	$—	$1.0	$(1.0)	$6.7
Total comprehensive loss	$(191.4)	$(53.8)	$(125.7)	$179.5	$(191.4)

(i)	Balances are net of intercompany movements in the respective classifications which are eliminated on consolidation.

(ii)
Comparatives in respect of certain balances have been reclassified to conform to the change in presentation adopted in the current period, including the removal of certain assets as guarantors following their respective sales. Additionally, certain revenues and expenses previously included as Guarantors Subsidiaries have been recast as they relate to Canadian Malartic General Partnership, a Non-Guarantor. This had no impact to net earnings (loss).

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2018	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Loss before taxes	$(293.3)	$(62.0)	$(182.0)	$360.6	$(176.7)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	7.8	216.8	213.7	—	438.3
Share-based payments	4.7	—	0.6	—	5.3
Other (income) costs, net	(126.6)	(130.8)	(225.6)	480.5	(2.5)
Finance costs	109.0	286.5	222.4	(480.5)	137.4
Mark-to-market on financial assets and metal concentrates	17.6	—	—	—	17.6
Share of earnings of associate	293.8	45.0	0.5	(344.8)	(5.5)
Impairment of mineral properties, net	—	1.0	301.0	—	302.0
Amortization of deferred revenue on metal purchase agreements	(72.7)	—	(26.8)	—	(99.5)
Gain on asset disposals	(39.1)	—	(35.1)	—	(74.2)
Other non-cash (recoveries)/expenses	2.5	37.8	10.1	—	50.4
Advanced payments received on metal purchase agreements	127.8	—	—	—	127.8
Decommissioning, restoration and similar liabilities paid	—	(2.8)	(2.5)	—	(5.3)
Other payments	—	—	(6.7)	—	(6.7)
Cash flows from operating activities before income taxes paid and net change in working capital	$31.5	$391.5	$269.6	$15.8	$708.4
Income taxes paid	(0.1)	(13.4)	(27.3)	—	(40.8)
Payments made to Brazilian tax authorities	—	(101.3)	—	—	(101.3)
Cash flows from operating activities before net change in working capital	$31.4	$276.8	$242.3	$15.8	$566.3
Net change in working capital	(26.6)	(46.4)	(89.1)	—	(162.1)
Intercompany movement in operations	118.2	(9.4)	(108.8)	—	—
Cash flows from operating activities	$123.0	$221.0	$44.4	$15.8	$404.2
Investing activities
Acquisition of property, plant and equipment	$(14.4)	$(203.1)	$(229.4)	$—	$(446.9)
Net proceeds on disposal of subsidiaries and other assets	4.3	—	185.6	—	189.9
Acquisition of investments and other assets	(3.9)	—	(1.3)	—	(5.2)
Cash used in other investing activities	—	(37.0)	(30.4)	—	(67.4)
Cash flows used in investing activities	$(14.0)	$(240.1)	$(75.5)	$—	$(329.6)
Financing activities
Dividends paid	$(19.0)	$—	$—	$—	$(19.0)
Interest and other finance expenses paid	(80.1)	—	—	—	(80.1)
Financing costs paid on early note redemption	(14.7)	—	—	—	(14.7)
Proceeds from Brio Gold Inc. private placement and rights offering	—	—	—	—	—
Repayment of term loan and notes payable	(486.5)	—	—	—	(486.5)
Proceeds from term loan and notes payable	460.0	—	—	—	460.0
Proceeds from other financing activities	6.0	—	—	—	6.0
Proceeds (repayments) of intercompany financing activities	(5.6)	15.2	6.2	(15.8)	—
Cash flows (used in) from financing activities	$(139.9)	$15.2	$6.2	$(15.8)	$(134.3)

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Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.3	1.3	1.4	—	3.0
(Decrease) Increase in cash and cash equivalents	$(30.6)	$(2.6)	$(23.5)	$—	$(56.7)
Cash and cash equivalents, beginning of year	$98.2	$16.8	$33.9	$—	$148.9
Cash and cash equivalents, classified as held for sale, beginning of year	$—	$—	$6.3	$—	$6.3
Cash and cash equivalents, end of year	$67.6	$14.2	$16.7	$—	$98.5
Cash and cash equivalents reclassified as held for sale	$—	$—	$—	$—	$—
Cash and cash equivalents, excluding amounts classified as held for sale, end of year	$67.6	$14.2	$16.7	$—	$98.5

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For the year ended December 31, 2017 (i)	Yamana Gold Inc. (parent)	Guarantor subsidiaries	Non-guarantors	Eliminations and reclassifications	Consolidated
Operating activities
Loss before taxes	$(227.3)	$153.7	$(418.9)	$180.5	$(312.0)
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	6.5	193.2	227.1	—	426.8
Share-based payments	7.2	—	5.4	—	12.6
Other (income) costs, net	(108.3)	(77.3)	(129.8)	336.3	20.9
Finance costs	115.6	128.1	210.7	(343.6)	110.8
Mark-to-market on financial assets and metal concentrates	(1.5)	—	—	—	(1.5)
Share of earnings of associate	176.6	2.8	—	(179.4)	—
Impairment of mineral properties, net	—	—	356.5	—	356.5
Amortization of deferred revenue on metal purchase agreements	—	—	(8.6)	—	(8.6)
Gain on asset disposals	—	—	—	—	—
Other non-cash expenses (recoveries)	—	16.6	(24.4)	—	(7.8)
Advanced payments received on metal purchase agreements	6.6	—	—	—	6.6
Decommissioning, restoration and similar liabilities paid	—	(3.7)	(0.9)	—	(4.6)
Other payments	—	—	(6.0)	—	(6.0)
Cash flows from operating activities before income taxes paid and net change in working capital	$(24.6)	$413.4	$211.1	$(6.2)	$593.7
Income taxes paid	—	(3.0)	(16.0)	—	(19.0)
Payments made to Brazilian tax authorities	—	(76.7)	—	—	(76.7)
Cash flows from operating activities before net change in working capital	$(24.6)	$333.7	$195.1	$(6.2)	$498.0
Net change in working capital	7.6	(47.7)	(2.4)	28.5	(14.0)
Intercompany movement in operations	(51.8)	(15.3)	67.1	—	—
Cash flows from operating activities	$(68.8)	$270.7	$259.8	$22.3	$484.0
Investing activities
Acquisition of property, plant and equipment	$(2.4)	$(206.6)	$(398.5)	$—	$(607.5)
Net proceeds on disposal of subsidiaries and other assets	17.5	—	—	—	17.5
Acquisition of investments and other assets	—	—	—	—	—
Cash used in other investing activities	—	(54.2)	—	—	(54.2)
Cash flows used in investing activities	$15.1	$(260.8)	$(398.5)	$—	$(644.2)
Financing activities
Dividends paid	$(18.9)	$—	$—	$—	$(18.9)
Interest and other finance expenses paid	(103.8)	—	—	—	(103.8)
Financing costs paid on early note redemption	—	—	—	—	—
Proceeds from Brio Gold Inc. private placement and rights offering	71.5	—	—	—	71.5
Repayment of term loan and notes payable	(460.9)	—	—	—	(460.9)
Proceeds from term loan and notes payable	655.0	—	75.0	—	730.0
Proceeds from other financing activities	—	—	—	—	—
Proceeds (repayments) of intercompany financing activities	(26.2)	(4.9)	53.4	(22.3)	—
Cash flows (used in) from financing activities	$116.7	$(4.9)	$128.4	$(22.3)	$217.9
Effect of foreign exchange on non-US Dollar denominated cash and cash equivalents	0.1	(6.6)	6.6	—	0.1

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(Decrease) Increase in cash and cash equivalents	$63.1	$(1.6)	$(3.7)	$—	$57.8
Cash and cash equivalents, beginning of year	$35.1	$18.4	$43.9	$—	$97.4
Cash and cash equivalents, classified as held for sale, beginning of year	$—	$—	$—	$—	$—
Cash and cash equivalents, end of year	$98.2	$16.8	$40.2	$—	$155.2
Cash and cash equivalents reclassified as held for sale	$—	$—	$(6.3)	$—	$(6.3)
Cash and cash equivalents, excluding amounts classified as held for sale, end of year	$98.2	$16.8	$33.9	$—	$148.9

(i)
Comparatives in respect of certain balances have been reclassified to conform to the change in presentation adopted in the current period, including the removal of certain assets as guarantors following their respective sales. Additionally, certain cash flow activities previously included as Guarantors Subsidiaries have been recast as they relate to Canadian Malartic General Partnership, a Non-Guarantor.

*************

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